DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

December 15, 2004

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/15/2004

Re: IDACORP, Inc.
Incoming letter dated November 7, 2004

Dear Mr. Crapo:

This is in response to your letter dated November 7, 2004 concerning a shareholder proposal you submitted to IDACORP. On October 21, 2004, we issued our response expressing our informal view that IDACORP could exclude the proposal from its proxy materials. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae L.L.P.
125 West 55th Street
New York, NY 10019-5389

1057877

Mr John Jennings Crapo, pro se
my Dckt# 5376 04S
PO Box 400151
CAMBRIDGE MA 02140-0002

NOV 07 2004

VIA CMRRR
7003 2260 0002 2223 2258

Hon US Tax Court
attn please
Hon Clerk magistrate
Ms Lynne L Glasser
400 2d St NW
DC 20217-0002

my Docket #
5376-04S

Dear Hon Clerk

My motion
please include in files my case the attached pp of over 80 pages to IDACORP INC and its outside counsel, the Hon SEC, etc.

Sincerely
John Jennings Crapo
pro se

Encl:
JJC/jjc

MR John Jennings Crapo, Pro Se
c/o
PO Box 400151
CAMBRIDGE MA 02140-0002
07 Nov 2004

Via CMRRR
7003 1680 0000 8136 3158
~~LeBoue~~ LeBoeuf, Lamb, Greene, and MacRae
attn Ms ~~Ms~~ Powers, ESQ
125 55Th Street W.
New York City NY
10019-5389

Dear Ms Powers,

Enclosed I call to your attn copies of my request for reconsideration of my IDACORP INC shareholder proposal of this date

Sincerely

John Jennings Crapo
Pro Se

Encl.

JJC/jjc

MR JOHN JENNINGS CRAPO PRO SE
Homeless IDACORP INC Shareholder proponent
PO Bx 400151
CAMBRIDGE MA 02140-0002
phone (01) 9 06 PK.

Novembes seventes (07th) 2004

Via Certified mail
mail piece# 7004 1160 ... ~~4052~~ 4056
Return receipt requested
attn please IDACORP
Corporate secretary
or successor as Corporate secretary
1221 West IDAHO Strt
BOISE IDAHO

Re: Courtesy copy my requesting the Honorable USA Securities & Exchange Commission Division of Corporation Finance
MR Jonathan A. INGRAM, ESQ DIV
Dpt Chf (NS) Said Commission reverse itself and permit my shareholder proposal to appear IN the Next proxy statement of IDACORP Stockholders meeting as any assembled meeting of said stockholders and proxies as a stockholder Meeting
Courtesy copies this letter and enclosures
also courtesy copies of letters of transmittal are sent to all - list of these appended herein

Dear MSTR Corporation Secretary
my Supporting statement
The IDACORP have deliberately violated laws, rules, and regulations of the UNITED STATES SECURITIES AND EXCHANGE

more

P. two 1 to IDACORP by
Mr John Jennings Crafo. pro se 07 Nov 2004

Commission (The "Commission") in it's objections to my shareholder proposal in deliberately making misleading comments and other objection to said proposal.

IDACORP like all publicly held corporations and other companies prior to including a shareholder proposal on it's proxy State. must make objection to the Commission carefully examining precedents for omitting shareholder proposal of all shareholder proponents. The Corporation knew that proponent had a similar problem before the ~~Money Group, INC~~ MONY GROUP INC Stockholder Meeting 24 February 2004 at 9:30 AM at Manhattan New York which failed to take place and was postponed to 18 May 2004 at 10:30 AM at Manhattan, New York State.

Proponent courteously informed the Corporation of the problem AND his reasons

Counsel for IDACORP is at New York City could easily have understood my reasons for Not getting to IDACORP at Boise. Many things Mr Powers could've done - at IDACORP expense could've provided proponent with round trip air-

more craft

P. three (03) day (06) pp.

07 Nov, 2004 to IDACORP by Mr John Jennings Crapo

ticket between Butm & Boise, et cetera which would've been at the cost of IDACORP, could've arranged for shareholder meeting to be closer to proponent but she failed to do it, etc.

it was irrelevant of Ms Powers to accuse proponent of failure to do his fiduciary duty to IDACORP. He couldn't get to Boise in the time after he presented his shareholder proposal at Mony Group Inc at Time Square New York City

the earliest Amtrak from New York City 12:05 PM that train went via District of Columbia 3:30 PM then 5:20 PM to Chicago 10:19 AM next day (Wednesday) then 2:20 PM to Kansas City 9:10 PM, then to Spokane WA next day 12:32 AM (via Seattle WA 4:45 PM) - stockholder mtng day.

it's very noisy as write in very crowded Bed Lottery Room of Pine Stet INN Homeless Men's Shelter where I'm homeless.

another way but better

more

P. FOUR (04) of six (06) ½ II
07 NOV. 2004
To IDACORP By Shareholder
John Jennings Crapo.

Amtrak left New York City 2:50 PM
18 May 2004, arriving at Chicago IL
8:43 AM day before IDACorp Shareholder
meeting & departing Windy City 2:10
PM AND day of Shareholder meeting
was at Spokane WA 1:40 AM
As I wrote someone shouted
"You Mother Fucker..." (4:07 PM
Nov 07 2004)
I checked Amtrak there was
an Amtrak bus which left Spokane
WA 9:30 AM but day of IDACORP INC
Shareholder Meeting arrived
7:35 PM. IDACORP Shareholder
meeting was at Boise IDA 9:30 AM
There was an earlier train which
arrived at SANDPOINT ID 11:49 PM
but No Bus from there to Boise
There is something to be said
for getting to the meeting AND being
able to present the shareholder
proposal, and other ways be capable.
as I write I noticed my comment
quoted by by a great American
"Good Friends, good books and a sleepy
conscience is the ideal life..."
Which more is relevant

To Mentioning

I was accused in Commission's no action letter of failure to act in good faith in not attending, etc it's irrelevant whether I submitted proposal without intention of getting to it. The issue I couldn't get there by public transportation. I had no way of knowing Many Group was going to move it's meeting to two (02) days from IDACORP's meeting. I've never met my broker there either. I walked by the place Sept 11 th ?? saw many hurrying around it on sidewalk Federal St. I was surprised. Later I got to Amtrak when someone told me on the attack on New York City, Washington DC AND the county near Pittsburgh, I was horrified. One thought I had was that broker in a wheelchair and did all his colleagues run off leaving him helpless - figuring power was shut off so elevators couldn't work, etc etc. Thoughts I had and others

I've been subjected to very serious intimidation at the shelter for homeless people I'm at Pine Street INN, etc 444 Harrison Ave Boston MA Many of whom are threatening
more

P. Six(06) of Six(06)PP
07 NOV 2004
to IDACORP by Shareholder Crapo

and damaging physically & orally being defamatory and causing me fright and fear. AND I Wonder if it's Members of the National Association of Social Workers who now emulate the Ku Klux Klan, persons who masquerade as Loyal Americans

end of subject's statement

Exhibits 74 pages I attach herein and call your attention to them

Sincerely

John Jennings Crapo,
Pro Se
IDACORP Stockholder
proponent

c.c. with enclosures to those enumerated on attached sheet of paper.

JJC/jjc

PAID John J-CRAPO, PRO SE

74 pages
07 Nov 2004

CC with enclosures via certified mail return receipt requested

to

~~Hon US Tax~~ COURT
Hon US Tax Court
attn Hon clerk Magistrate 20217-0002

Hon US SEC Attn
Div of Corp Finance
DPTY chief CHF CNSL
ALSO said DIV DPTY DIR

~~LeBoe~~
~~LeBoeuf~~
LeBoeuf, Lamb, Greene, AND MacRae
Attn please Ms Powers

JJC/jjc

... JENNINGS CRAPO (JOHN CRAPO")

to

IDACORP

NOV. 07th 2004

PART A EXHIBITS

Photographs TWO(02) pages 02

My exhibits

My Records

JJC/jjc

~~JOHN~~
JOHN CRAPO to IDACORP
07 NOV. 2004

My Exhibits
PART B
Relevant time table
pages
Boston (MA)
to
BOISE (ID)
AND Back to
Said Bost

JJC/jjc

~~JOHN~~
JOHN CRAPO to IDACORP
07 NOV. 2004

My Exhibits
PART B. ☑ PAID
Relevant time table ☑
pages
Boston (MA)
to
BOISE (ID)
AND Back to
Said Bost

JJC/jjc

JOHN CRAPO TO IDACORP
07 NOV 2004
PART C

My exhibits

letter 27 Oct 2004 PAID
church letter ~~2pp.~~ 3 pages

JC [signature]

JOHN CRAPO to IDACORP
07 NOV 2004
PART D

INVestment - - - Symposium
Boston MA
08-10 NOV 2004 ONE page

JJC/jjc

JOHN CRAPO to IDACORP
07 NOV 2004

PART E
My exhibits

My letters to 22 pages
Greyhound Lines, etc
courtesy copy to
MA Bay transp. auth...
Chief of Police

JJC/jjc

JOHN CRAPO to IDACORP
07NOV 2004
PART F

my exhibits

Honourably
U S ~~Tax~~ Court
DKT#5376-04S
Notice setting case
for trial ~~242~~ 24 Jan
2005

JJC/jjc

8 pages

JOHN CRAPO to IDACORP

~~JOHN J. CRAPO to~~
NOV Seventh (07th) 2004

PART 6 — 2 pages

MY exhibits

Big-City Violence
at IDAHO
oct 29 2004

claims of sex abuse ... by
priests same day

JJC/JJC

JOHN CRAPO to IDACORP
07 NOV 2004

My exhibits
PART ~~G~~ H 2 pp

NATIONAL ELECTION
NOV 02, 2004, aftermath
and surrounding events
AND ASSOCIATED INFORMATION

JJC/jjc

: JOHN JENNINGS CRAPO ("JOHN CRAPO")
to
IDACORP
NOV. 07th 2004

PART A EXHIBIT

Photographs TWO(02) pages 02
My exhibits
My Records

J J C / / / ;





~~JOHN~~

JOHN CRAPO to IDACORP

07 NOV. 2004

My Exhibits

PART B

Relevant [illegible] [illegible]

pages

Boston (MA)

to

BOISE (ID)

AND Back to

Said Bost

JJC/jjc

~~John~~
JOHN CRAPO to IDACORP
07 Nov. 2004

My Exhibits

PART B

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

JJC/jjc

amtrak®
system timetable

fall 2004 | winter 2005

EFFECTIVE NOVEMBER 1, 2004 - APRIL 2005


acela

AMTRAK
www.amtrak.com

California Zephyr

Chicago • Denver • San Francisco

5			◄ Train Number ►			6
Daily			◄ Days of Operation ►			Daily
			◄ On Board Service ►			
Read Down	Mile			Symbol		Read Up
2 20P	0	Dp	Chicago, IL-Union Sta.	[illegible]	Ar	3 33P
2 54P	28		Naperville, IL [illegible]	[illegible]		2 09P
4 04P	104		Princeton, IL			12 57P
4 57P	162		Galesburg, IL-S. Seminary St.	[illegible]		12 06P
5 44P	206		Burlington, IA	[illegible]		[illegible]
6 16P	[illegible]		Mt. Pleasant, IA	[illegible]		[illegible]
7 [illegible]	[illegible]		Ottumwa, IA	[illegible]		[illegible]
8 37P	[illegible]		Osceola, IA [illegible]	[illegible]		[illegible]
9 08P	[illegible]		Creston, IA	[illegible]		[illegible]
10 [illegible] / 11 [illegible]	[illegible]	Ar / Dp	Omaha, NE [illegible] Kansas City [illegible]	[illegible]	Dp / Ar	[illegible]
[illegible]	[illegible]	Ar / Dp	Lincoln, NE	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		Hastings, NE [illegible]	[illegible]		[illegible]
[illegible]	[illegible]		Holdrege, NE	[illegible]		[illegible]
[illegible]	[illegible]		McCook, NE	[illegible]		[illegible]
[illegible]	[illegible]		Fort Morgan, CO [illegible]	[illegible]		8 50P
[illegible]	[illegible]	Ar / Dp	Denver, CO [illegible] Col. Sprgs., Pueblo [illegible]	[illegible]	Dp / Ar	7 33P / 7 16P
[illegible]	[illegible]		Fraser-Winter Park, CO	[illegible]		4 30P
[illegible]	[illegible]		Granby, CO [illegible]	[illegible]		3 58P
2 05P	[illegible]		Glenwood Springs, CO [illegible]	[illegible]		12 50P
4 27P	[illegible]		Grand Junction, CO	[illegible]		[illegible]
6 [illegible]	[illegible]		Green River, UT	[illegible]		[illegible]
7 38P	[illegible]		Helper, UT [illegible]	[illegible]		[illegible]
9 45P	[illegible]		Provo, UT	[illegible]		[illegible]
11 [illegible] / 11 55P	[illegible]	Ar / Dp	Salt Lake City, UT [illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		Elko, NV	[illegible]		[illegible]
[illegible]	[illegible]		Winnemucca, NV	[illegible]		7 15P
[illegible]	[illegible]	Ar / Dp	Sparks, NV	[illegible]	[illegible]	4 35P / 4 29P
[illegible]	[illegible]		Reno, NV	[illegible]		4 13P
[illegible]	[illegible]		Truckee, CA	[illegible]		3 01P
12 50P	[illegible]		Colfax, CA	[illegible]		12 48P
1 58P	[illegible]		Roseville, CA	[illegible]		11 [illegible]
D 2 35P	[illegible]		Sacramento, CA	[illegible]		[illegible]
D 3 03P	[illegible]		Davis, CA	[illegible]		[illegible]
D 3 [illegible]	[illegible]		Martinez, CA [illegible]	[illegible]		[illegible]
5 05P	[illegible]	Ar	Emeryville, CA [illegible]	[illegible]	Dp	9 [illegible]

5105	Mile		Thruway Number	Symbol		5006
5 25P	0	Dp	Emeryville, CA-Amtrak Sta. (PT)	[illegible]	Ar	9 05A
			San Francisco, CA			
5 55P	9	Ar	-Ferry Building, Amtrak Station	[illegible]	Dp	8 40A
5 50P	10		-Fisherman's Wharf, Pier 39	[illegible]		8 20A
6 25P	11	Ar	-S.F. Shopping Ctr. 835 Market St.	[illegible]	Dp	8 00A
6 35P		Ar	-Caltrain Depot, 4th & Townsend	[illegible]	Dp	7 50A

5025	Mile		Thruway Number	Symbol		[illegible]
5 25P	0	Dp	Emeryville, CA-Amtrak Sta.	[illegible]	Ar	[illegible]
5 40P	3	Ar	Oakland, CA-Jack London Sq. (PT)	[illegible]	Dp	[illegible]

[illegible] operates Mo-Fr [illegible] holidays
[illegible] operates SaSu and holidays

[illegible]

Boise • Twin Falls • Ogden • Salt Lake City (Greyhound Lines)

	6	Connecting Train Number	5	
[illegible]	8447	Thruway Number	8440	8446
Daily	Daily	Days of Operation	Daily	Daily
10 50P	11 25A	Boise, ID-Greyhound Sta. (MT)	4 25P	6 50A
11 50P	12 45P	Mountain Home, ID-Greyhound Sta.	3 05P	5 55A
1 [illegible]	2 15P	Twin Falls, ID-Greyhound Sta.	1 30P	4 [illegible]
5 [illegible]	6 00P	Ogden, UT-Greyhound Sta.	9 45A	12 [illegible]
[illegible]	6 45P	Salt Lake City, UT -Greyhound Sta. (MT)	8 50A	11 45P

Services on the California Zephyr

Coaches: Reservations required

Sleeping Cars: First Class Superliner® Service
- Amtrak's Metropolitan Lounge® available in Chicago for First Class Service passengers

Dining Car: Complete meals

Sightseer Lounge: Sandwiches, snacks and beverages

Entertainment: Feature movies

Trails and Rail Program: In a cooperative effort with the National Park Service, volunteer rangers provide a narrative between Grand Junction and Denver (Spring/Summer).

On-Board Guide Program: California State Railroad Museum narrators provide historical and sightseeing commentary between Reno and Sacramento.

No Smoking: Smoking is prohibited entirely on this train. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to board immediately upon hearing the locomotive horn and verbal "All Aboard" calls.

Scenic Highlights

- One of the most popular scenic trains
- Rocky Mountains/Moffat Tunnel
- Colorado's Gore, Byers and Glenwood Canyons
- California's historic Donner Pass and High Sierra

[illegible]

NOTE—Greyhound schedules subject to change

Kansas City • Omaha (Pensenberger)

8505			Thruway Number			8506
Daily	Mile		Days of Operation	Symbol		Daily
5 00P	0	Dp	Kansas City, MO-Amtrak Sta. (CT)		Ar	12 [illegible]
7 00P	52		St. Joseph, MO			[illegible]
10 00P	193	Ar	Omaha, NE-Amtrak Sta. (CT)		Dp	[illegible]

Cheyenne • Fort Collins • Denver [illegible]

5	6			Connecting Train Number			5	6
[illegible]	8106			Thruway Number			[illegible]	[illegible]
Daily	Daily	Mile		Days of Operation			Daily	Daily
2 [illegible]	11 50A	0	Dp	Cheyenne, WY (MT)		Ar	3 [illegible]	[illegible]
3 00A	12 40P	42		Fort Collins, CO			[illegible]	[illegible]
4 35A	2 15P	71		Longmont, CO			1 00P	11 35P
5 10A	2 50P	87		Boulder, CO		Ar	12 35P	10 55P
[illegible]	3 35P	114	Ar	Denver, CO -Union Sta. (MT)	[illegible]	Dp	[illegible]	9 00P

Denver • Colorado Springs • Pueblo [illegible]

5	6			Connecting Train Number			5	6
8305	8306			Thruway Number			[illegible]	[illegible]
Daily	Daily	Mile		Days of Operation			Daily	Daily
11 05A	11 10P	0	Dp	Denver, CO -Union Sta. (MT)	[illegible]	Ar	[illegible]	3 50P
12 50P	12 [illegible]	70	Ar	Colorado Springs, CO		Dp	[illegible]	3 10P
1 50P	1 [illegible]	112	Ar	Pueblo, CO (MT)		Dp	[illegible]	2 05P

Denver • Vail • Glenwood Springs (Greyhound Lines)

8305	8905			Thruway Number			8706	8306
Daily	Daily	Mile		Days of Operation			Daily	Daily
8 55A		0	Dp	Denver, CO-Union Sta.	[illegible]	Ar	5 20P	
D 10 30A	10 30A	71		Frisco, CO			R 3 45P	5 55P
D 11 05A	R 11 05A	100		Vail, CO			R 3 10P	D 5 15P
11 45A	R 11 45A	129		Eagle, CO			2 30P	D 4 30P
	12 30P	160	Ar	Glenwood Springs, CO (MT)	[illegible]	Dp		3 40P

Glenwood Springs • Aspen • Vail (Colorado Mountain Express)

5			Connecting Train Number			6
7305/7705			Thruway Number			7606/7806
Daily	Mile		Days of Operation	Symbol		Daily
2 30P		Dp	Glenwood Springs, CO (MT)	[illegible]	Ar	12 00N
3 30P		Ar	Aspen/Snowmass Resort Area, CO		Dp	10 30A
5 45P		Ar	Vail/Beaver Creek Resort Area, CO		Dp	10 10A
7605/7805			Thruway Number			7306/7706
11 30A		Dp	Vail/Beaver Creek Resort Area, CO		Ar	3 45P
11 45A		Dp	Aspen/Snowmass Resort Area, CO		Ar	2 30P
1 15P		Ar	Glenwood Springs, CO (MT)	[illegible]	Dp	1 00P

For details about train, station and baggage services, see pages 124-127

IDAHO-WASHINGTON SERVICES

Boise • Lewiston • Spokane • Seattle • Portland • Eugene

Empire Builder	Empire Builder	NW Stages	NW Stages			◄ Service Name ►			NW Stages	NW Stages	Empire Builder	Empire Builder
27	7					◄ Train Number ►					8	28
Daily	Daily	Daily	Daily			◄ Days of Operation ►			Daily	Daily	Daily	Daily
[illegible]	[illegible]					◄ On Board Service ►					[illegible]	[illegible]
Read Down				Mile			Symbol		Read Up			
						Northwestern Trailways Thruway Connection—Boise, ID Lewiston, ID Spokane, WA						
[illegible]	8 30A			0	Dp	Boise, ID-Greyhound Sta (MT)		Ar			7 35P	7 35P
10 55A	10 55A			105		McCall, ID-Jim's Grocery (MT)					5 15P	5 15P
12 30P	12 30P			197		Grangeville, ID-Cenex Station [illegible]					1 45P	1 45P
2 10P	2 10P		[illegible]	270		Lewiston, ID-Sportsman's Inn			9 00P		12 00N	12 00N
3 00P	3 00P		[illegible]	303		Moscow, ID-Royal Motor Inn			8 25P		11 20A	11 20A
3 25P	3 25P		[illegible]	313		Pullman, WA-N.W. Depot			8 00P		11 00A	11 00A
3 45P	3 45P		[illegible]	328		Colfax, WA-Ace Hardware		Ar	7 35P		10 35A	10 35A
5 00P	5 00P		[illegible]	353	Ar	Spokane, WA-Amtrak Sta		Dp	6 30P		[illegible]	[illegible]
[illegible]	[illegible]		5 50A	[illegible]	Dp	Spokane, WA-Amtrak Sta		Ar	5 00P		[illegible]	[illegible]
[illegible]				143		Pasco, WA						[illegible]
[illegible]				277		Wishram, WA						[illegible]
[illegible]				325		Bingen-White Salmon, WA						[illegible]
			[illegible]	105		Moses Lake, WA-[illegible]			3 15P			
	[illegible]		11 05A	121		Ephrata, WA			2 40P		[illegible]	
			11 30A	141		Quincy, WA-[illegible]			2 10P			
	[illegible]	7 45A	12 40P	173		Wenatchee, WA [illegible]			1 05P	7 50P	[illegible]	
		8 05A	D 1 00P	193		Cashmere, WA-Texaco Sta.			D 12 45P	D 7 30P		
		8 15A	1 10P	194		Leavenworth, WA-Link Bus Stop			12 30P	7 10P		
		9 00A	1 55P	231		Stevens Pass, WA-Summit			11 50A	6 25P		
		9 20A	2 15P	244		Skykomish, WA-[illegible]			11 35A	6 05P		
		10 00A	2 55P	273		Monroe, WA-Chamber of Commerce			10 50A	5 20P		
	[illegible]	10 30A	3 25P	293		Everett, WA			10 20A	5 00P	[illegible]	
	[illegible]			309		Edmonds, WA					[illegible]	
	[illegible]	11 25A	D 4 35P	327	Dp	Seattle, WA		Dp	[illegible]	4 15P	[illegible]	
		1 45P	5 25P	0	Dp	Seattle, WA		Ar	[illegible]	12 15P	4 00P	
		1 59P	5 39P	15		Tukwila, WA				[illegible]	3 30P	
		2 33P	[illegible]	40		Tacoma, WA			[illegible]	[illegible]	3 00P	
		3 10P	6 50P	72		Olympia-Lacey, WA				10 37A	2 23P	
		3 33P	7 13P	94		Centralia, WA				10 17A	2 03P	
		4 12P	7 52P	137		Kelso-Longview, WA				[illegible]	1 21P	
[illegible]		4 47P	8 27P	176		Vancouver, WA				[illegible]	12 48P	[illegible]
[illegible]		5 15P	8 50P	186	Ar	Portland, OR		Dp		[illegible]	12 30P	[illegible]
[illegible]		5 30P	9 00P	186	Dp	Portland, OR		Ar		[illegible]	[illegible]	[illegible]
		5 51P	9 21P	202		Oregon City, OR				[illegible]	[illegible]	
[illegible]		6 37P	10 07P	239		Salem, OR				[illegible]	[illegible]	[illegible]
[illegible]		D 7 08P	10 38P	267		Albany, OR (Corvallis)				[illegible]	[illegible]	[illegible]
[illegible]		8 05P	11 35P	310	Ar	Eugene-Springfield, OR		Dp		[illegible]	[illegible]	[illegible]

See page 63 for Empire Builder service information.

[illegible]

Omak • Wenatchee (NW Stages)

3565			Thruway Number			3568
Mo-Fr			Days of Operation	Symbol		Mo-Fr
[illegible]		Dp	Omak, WA (PT)		Ar	5 45P
[illegible]			Okanogan, WA			5 30P
[illegible]			Brewster, WA			4 55P
[illegible]			Pateros, WA			4 45P
[illegible]		Ar	Wenatchee, WA (PT)		Dp	3 15P

Note: Above bus service will not operate November 25, December 25, 2004 and January 1, 2005.

Symbols and Reference Marks

- D Stops only to discharge passengers.
- R Stops only to receive passengers.
- Thruway motorcoach arrives Tacoma 3 13 pm.
- Will not operate 11 25, 12 25, or 1 1 05.
- Will also operate 11 25, 12 25, and 1 1 05.

Operation of Trains 501 through 517 and Thruway motorcoach service between Portland and Eugene is financed primarily through funds made available by the Oregon Department of Transportation, and between Vancouver–Seattle–Portland by the Washington State Department of Transportation.

Services on Amtrak® Cascades® Trains

- Coaches: Reservations required
- Cascades® Business Class Service: Where noted by symbol
- Sleeping Cars:
  - First Class Superliner® Service on Trains 11 and 14, the Coast Starlight
  - Amtrak's Metropolitan Lounge® available in Portland for First Class Service passengers
- Dining Cars:
  - Complete meal service on Trains 11, 14, 510 and 517
- Lounge/Bistro services: Sandwiches, snacks and beverages on all trains
- Entertainment: Feature movies and music
- Railfone: Public telephone service available on Trains 501 through 517
- Bicycles: Trains 501 through 517 are equipped with a limited number of bicycle racks for carrying unboxed bicycles
  - Reservation required; service charge applies
  - The passenger brings the bicycle to and picks it up from the baggage car
  - Certain connecting Thruway motorcoaches also carry bicycles [illegible]
- Smoking is prohibited entirely on these trains

Daily departures serving Oregon City, Oregon and Mount Vernon, Washington. See Schedule on page 39.

Portland • Pendleton • Boise *(Greyhound Lines)*

NOTE—Greyhound schedules subject to change

11	509	Connecting Train Number					500	14
8411	8455	Thruway Number					8450	8454
Daily	Daily	Mile		Days of Operation	Symbol		Daily	Daily
3 55P	12 15A	0	Dp	Portland, OR –Greyhound Sta. (PT)		Ar	1 10A	11 15A
5 10P	1 35A	62	Ar	Hood River, OR				10 05A
5 40P	2 05A	83		The Dalles, OR			11 45P	9 35A
8 15P	4 40A	205		Pendleton, OR			9 10P	
9 25P	5 50A	259		La Grande, OR			8 00P	
10 15P	6 40A	304		Baker City, OR (PT)			7 10P	
12 35A	9 00A	374		Ontario, OR –Pilot Truck Stop (MT)			6 50P	
1 25A	10 25A	417		Nampa, ID			5 25P	
2 05A	10 55A	435	Ar	Boise, ID–Greyhound Sta. (MT)		Dp	4 55P	

Portland • Astoria *(Oregon Coachways-Oregon DOT)*

507	Connecting Train Number					504
5564	Thruway Number					5501/5503
Daily	Mile		Days of Operation	Symbol		Daily
6 00P		Dp	Portland, OR–Amtrak Sta. (PT)	○ ♿	Ar	10 15A
6 35P			Manning, OR			9 25A
7 05P			Elsie, OR			8 55A
7 15P			Necanicum Jct., OR			8 45A
7 30P			Cannon Beach, OR–Family Mkt.	♿		8 35A
7 50P			Seaside, OR–Chevron Station			8 25A
7 55P			Gearhart, OR	♿		8 15A
8 05P			Warrenton, OR–Fred Meyers	♿		8 05A
8 15P			Astoria, OR–[illegible] Market	♿		8 00A
8 30P		Ar	Astoria, OR–Transit Center (PT)	♿	Dp	7 45A

Portland • Grants Pass • Medford *(Greyhound Lines)*

501	507	Connecting Train Number					14/28
8141	8153	Thruway Number					8128
Daily	Daily	Mile		Days of Operation	Symbol		Daily
12 50P	6 30P		Dp	Portland, OR–Greyhound	♿	Ar	12 15P
4 50P	10 45P	182		Roseburg, OR			8 50A
6 10P	12 05A	2[illegible]		Grants Pass, OR			7 30A
7 25P	1 20A	27[illegible]	Ar	Medford, OR–Greyhound		Dp	6 35A

NOTE: Greyhound Portland connections arrive and depart at the Greyhound stations in all cities. In Portland, the Greyhound station is located across the street from the Amtrak station. Greyhound departures will be announced in the Amtrak Portland station. Passengers may also walk across to the Greyhound station and listen for the Greyhound boarding call for their departure.

EMPIRE BUILDER connection—see page 83 for the schedule of Trains 27 and 28.

Albany • Corvallis • Newport *(Valley Retriever)*

507	8501 8503	Connecting Train Bus Number						14
8575	8551	Thruway Number					8552	8514
Su-Fr	Daily	Mile		Days of Operation	Symbol		Su-Fr	Mo-Sa
8 00P		0	Dp	Portland, OR–Greyhound Sta. (PT)	♿	Ar	7 30P	
9 35P			Ar	Salem, OR	♿		6 00P	
10 30P	1 35P			Albany, OR–Amtrak Sta.	♿		5 15P	11 15A
11 15P	1 55P			Corvallis, OR–Greyhound Sta.	♿		4 55P	10 55A
11 15P	2 50P			Toledo, OR–Dairy Queen	♿		3 55P	9 55A
11 25P	3 00P		Ar	Newport, OR –Greyhound Sta. (PT)	♿	Dp	3 45P	9 45A

Redmond • Bend • Chemult *(Redmond Airport Shuttle-Oregon DOT)*

11	14	Connecting Train Number					11	14
6111	6114	Thruway Number					6211	6214
Daily	Daily	Mile		Days of Operation	Symbol		Daily	Daily
5 10P	7 00A	0	Dp	Redmond Airport, OR (PT)	♿	Ar	10 00P	11 35A
5 35P	7 25A	16		Bend, OR–Riverhouse Resort	♿		D 9 40P	11 15A
5 40P	7 30A	17		–Greyhound Sta.			D 9 35P	11 10A
6 05P	7 55A	31		Sunriver, OR–Lodge	♿		D 9 10P	10 45A
6 30P	8 15A	43		La Pine, OR–Chevron Sta	♿		D 8 50P	10 25A
7 40P	9 20A	64	Ar	Chemult, OR–Amtrak Sta. (PT)	♿	Dp	8 10P	9 45A

NOTE: Redmond Airport pickup requires reservations made with Amtrak at least 2 hours prior to departing Redmond Airport or call (541) 382-1687.

Ontario • Bend • Eugene • Coos Bay *(Porter Stage)*

14	Connecting Train Number					14	11
8314	Thruway Number					8309	8311
Daily	Mile		Days of Operation	Symbol		Daily	Mo-Fr
8 15A	0	Dp	Ontario, OR (MT) –Pilot Truck Stop	♿	Ar	7 45P	
8 30A	17		Vale, OR–Fletcher Chevron (MT)	♿		7 00P	
10 15A	131		Burns, OR–Convenient Services Store (PT)	♿	Ar	3 35P	
12 45P	261	Ar	Bend, OR	♿	Dp	1 05P	
1 05P		Dp			Ar	12 40P	
3 45P	389	Ar	Eugene-		Dp	[illegible]	
3 50P		Dp	Springfield, OR	○ ♿	Ar	[illegible]	3 50P
5 45P	449		Florence, OR –Double Barrel Brewery			7 00A	2 00P
6 00P	469		Reedsport, OR –Hub Store			7 30A	1 30P
6 30P	495	Ar	Coos Bay, OR –Greyhound Sta (PT)		Dp	7 00A	1 00P

NOTE: Above service will not operate November 25 and December 25, 2004.

Ashland • Klamath Falls

(The Shuttle-Oregon DOT)

8711	Thruway Number					8714
Daily	Mile		Days of Operation	Symbol		Daily
2 40P	0	Dp	Ashland, OR–Minute Market	♿	Ar	12 [illegible]
3 15P	15		Medford, OR–Greyhound Sta	♿		12 [illegible]P
4 40P	20		White City, OR–Cascade Bingo	♿		[illegible]
5 00P	25		Eagle Point, OR–City Hall	♿		[illegible]
▣ 6 30P	72	Ar	Klamath Falls, OR	○ ♿	Dp	[illegible]
11			Connecting Train Number			14

▣ Bus 8711 arrives at the Shuttle's Waiting Room in Klamath Falls at 6:30 p.m. Passengers may eat at nearby [illegible]. The Shuttle [illegible] take passengers and their luggage to the Amtrak station [illegible].

Connecting Transit [illegible]

Vancouver, BC—

West Coast Express commuter rail (604) 683-7245 [illegible] express.com

TransLink SkyTrain & bus (604) 953-3333, [illegible]

Seattle—

Seattle Metro streetcar, monorail & bus (206) 553-3000, transit.metrokc.gov

Sounder commuter rail (800) 201-4900, [illegible]

Portland—

Tri-Met light rail & bus (503) 238-RIDE, www.trimet.org

California—[illegible]

For details about train, station and baggage services, see pages 124-127

ak® System

destinations served by VIA Rail Canada


MONTREAL
QUEBEC
BOSTON
NEW YORK
PHILADELPHIA
BALTIMORE
WASHINGTON, DC
ATLANTA
JACKSONVILLE
ORLANDO
TAMPA
NEW ORLEANS
CLEVELAND
CINCINNATI
WINDSOR
LONDON
BUFFALO
CHARLOTTETOWN
GASPÉ
Moosonee
LEGEND
Amtrak Train Routes
VIA Rail Canada Train Routes
Other Rail Services
Thruway Connecting Services
Other Connecting Services
Amtrak Vacations Destinations
Page Number for Schedule
For Information and Reservations.
Call 1-800-USA-RAIL
www.amtrak.com

The Amtr

serving over 500 destinations ➤ plus 40



PRINCE RUPERT
Terrace
New Hazelton
Smithers
PRINCE GEORGE
JASPER
EDMONTON
CHURCHILL
SEATTLE
PORTLAND
SACRAMENTO
SALT LAKE CITY
DENVER
LAS VEGAS
LOS ANGELES
SAN DIEGO
FLAGSTAFF
PHOENIX
ALBUQUERQUE
TUCSON
EL PASO
HOUSTON

EMPIRE BUILDER

Chicago • St. Paul • Portland/Seattle

7	◄ Train Number ►					8
Daily	◄ Days of Operation ►					Daily
	◄ On Board Service ►					
Read Down	Mile			Symbol		Read Up
2 10P	0	Dp	Chicago, IL–Union Sta (CT)		Ar	3 45P
R 2 34P	18		Glenview, IL (METRA [illegible])			D 3 05P
R 3 50P	85		Milwaukee, WI			D 2 05P
5 00P	151		Columbus, WI (Madison)			12 37P
5 29P	178		Portage, WI			12 07P
5 47P	195		Wisconsin Dells, WI			11 49A
6 25P	240		Tomah, WI			11 08A
7 11P	281		La Crosse, WI			10 27A
7 44P	308		Winona, MN			9 51A
8 46P	371		Red Wing, MN			8 44A
10 25P 11 15P	417	Ar Dp	St. Paul-Minneapolis, MN Duluth—see at right		Dp Ar	7 40A 7 05A
12 41A	482		St. Cloud, MN			5 11A
1 42A	548		Staples, MN			[illegible]
2 38A	610		Detroit Lakes, MN			[illegible]
3 48A	658		Fargo, ND (Moorhead)			2 10A
[illegible]	[illegible]		Grand Forks, ND			12 54A
[illegible]	[illegible]		Devils Lake, ND			11 32P
[illegible]	[illegible]		Rugby, ND			10 39P
[illegible]	[illegible]	Ar Dp	Minot, ND		Dp Ar	9 42P 9 22P
9 07A	[illegible]		Stanley, ND			8 11P
[illegible]	[illegible]		Williston, ND (CT)			7 09P
[illegible]	[illegible]		Wolf Point, MT (MT)			4 33P
12 20P	[illegible]		Glasgow, MT			3 47P
1 25P	[illegible]		Malta, MT			2 50P
3 35P [illegible]	[illegible]	Ar Dp	Havre, MT		Dp Ar	1 32P 1 12P
5 32P	[illegible]		Shelby, MT (Great Falls [illegible] Butte)			11 43A
5 57P	1425		Cut Bank, MT			10 45A
6 23P	1523		Browning, MT			10 10A
[illegible]	1542		East Glacier Park, MT			[illegible]
7 41P	1573		Essex, MT–Izaak Walton Inn			8 55A
8 23P	1599		West Glacier, MT (Apgar)			8 18A
8 58P 9 18P	[illegible]	Ar Dp	Whitefish, MT (Kalispell/Missoula)			[illegible]
10 59P	1703	Dp	Libby, MT (MT)			[illegible]
11 49P	[illegible]		Sandpoint, ID (PT)			2 47A
1 40A	1877	Ar	Spokane, WA (Coeur d'Alene, ID)		Dp	1 15A
27			Thru Cars Chicago–Portland			28
2 45A	1877	Dp	Spokane, WA		Ar	[illegible]
[illegible]	[illegible]		Pasco, WA (Kennewick, Richland)			8 57P
[illegible]	[illegible]		Wishram, WA (The Dalles)			6 58P
[illegible]	[illegible]		Bingen-White Salmon, WA			6 21P
9 20A	2247		Vancouver, WA			5 07P
[illegible]	[illegible]	Ar	Portland, OR		Dp	4 45P
2 15A	1877	Dp	Spokane, WA		Ar	12 33A
4 38A	[illegible]		Ephrata, WA			9 43P
5 40A	2045		Wenatchee, WA			8 42P
8 41A	2173		Everett, WA			5 44P
9 28A	2188		Edmonds, WA			5 17P
10 20A	2206	Ar	Seattle, WA (Victoria, BC) (PT) Vancouver, BC—see at right		Dp	4 45P

Services on the Empire Builder

- **Coaches:** Reservations required
- **Sleeping Cars:** First Class Superliner Service
  - Amtrak's Metropolitan Lounge available in Chicago and Portland [illegible] First Class Service passengers
- **Dining Car:** Complete meals
  - Not available between Spokane and Portland. First Class passengers receive complimentary cold meal service
- **Sightseer Lounge:** Sandwiches, snacks and beverages
  Note—Combined Diner/Lounge provides food and beverage service between Spokane and Seattle
- **Entertainment:** Feature movies offered between Chicago and Portland.
  Trails and Rails Program: In a [illegible] with the National [illegible] Service, volunteer [illegible] provide [illegible] along the [illegible] (Spring Summer).
- **No Smoking:** Smoking is prohibited entirely on this train. Passengers [illegible] station platforms at announced [illegible] and must be next to the train, ready to board immediately upon hearing the boarding horn and verbal "All Aboard" call.

Scenic Highlights

- Wisconsin Dells
- Mississippi River
- Rocky Mountains
- Glacier National Park, Montana
- Gateway to Mount Rainier, Washington
- Columbia River Gorge



Amtrak is proud to commemorate the 75th anniversary of the Empire Builder and the 200th anniversary of the Lewis & Clark Expedition.

Empire Builder 75th anniversary posters featuring this illustration are available at www.amtrak.com/store.

[illegible]

Shelby–Great Falls–Helena–Butte

Rimrock Stages operates service between Amtrak's Shelby Station and Great Falls, Helena and Butte, MT. Purchase ticket from Rimrock Stages (406) 453-1541.

Whitefish–Kalispell–Missoula

Purchase tickets from Rimrock Stages.

[illegible]

NOTE—Greyhound schedules subject to change

Seattle • Vancouver, BC (Western Trailways)

8942			Thruway Number			8909
10 45A	0	Dp	Seattle, WA–Amtrak Sta. (PT)		Ar	4 30P
D 1 15P	115		Surrey, BC–Pacific Inn			R 1 30P
D 1 45P	132		Richmond, BC–Delta Pacific Resort			R 1 00P
2 15P	144	Ar	Vancouver, BC –Pacific Central Sta. (PT)		Dp	12 30P

Symbols and Reference Marks

- D Stops only to discharge passengers.
- R Stops only to receive passengers.
- Stops only on signal, or advance notice to conductor.
- Passengers not carried locally between this station and Chicago except when connecting at Chicago to/from other Amtrak trains.
- Direct transfer between train and motorcoach at Amtrak station for connecting passengers only.
- Connections available to/from Salem, Albany and Eugene-Springfield. See page 98 for schedule.
- East Glacier Park Station will re-open May 1 through October 5, 2005.

IDAHO-WASHINGTON SERVICES

Boise • Lewiston • Spokane • Seattle • Portland • Eugene

Empire Builder	Empire Builder	NW Stages	NW Stages			◄ Service Name ►			NW Stages	NW Stages	Empire Builder	Empire Builder
27	7					◄ Train Number ►					8	28
Daily	Daily	Daily	Daily			◄ Days of Operation ►			Daily	Daily	Daily	Daily
						◄ On Board Service ►						
Read Down				Mile			Symbol		Read Up			
						Northwestern Trailways Thruway Connection—Boise, ID/Lewiston, ID Spokane, WA						
8 30A	8 30A			0	Dp	Boise, ID-Greyhound Sta. (MT)		Ar			7 35P	7 35P
10 55A	10 55A			108		McCall, ID-Jim's Grocery (MT)					5 15P	5 15P
12 30P	12 30P			197		Grangeville, ID-Cenex Station, Hwy. 95 (PT)					1 45P	1 45P
2 10P	2 10P		6 00A	270		Lewiston, ID-Sportsman's Inn			9 00P		12 00N	12 00N
3 00P	3 00P		6 45A	303		Moscow, ID-Royal Motor Inn			8 25P		11 20A	11 20A
3 25P	3 25P		7 10A	313		Pullman, WA-N.W. Depot			8 00P		11 00A	11 00A
3 45P	3 45P		7 30A	328		Colfax, WA-Ace Hardware		Ar	7 35P		10 35A	10 35A
5 00P	5 00P		8 40A	383	Ar	Spokane, WA-Amtrak Sta.		Dp	6 30P		9 30A	9 30A
[illegible]	[illegible]		6 50A	0	Dp	Spokane, WA-Amtrak Sta.		Ar	5 00P		[illegible]	[illegible]
[illegible]				148		Pasco, WA						6 57P
[illegible]				277		Wishram, WA						5 55P
[illegible]				315		Bingen-White Salmon, WA						6 21P
			10 35A	105		Moses Lake, WA-Ernie's Truck Stop			3 15P			
	[illegible]		11 05A	120		Ephrata, WA			2 40P		9 42P	
			11 30A	141		Quincy, WA-Kissel's Variety			2 10P			
	[illegible]	7 45A	12 40P	172		Wenatchee, WA Omak—see below			1 05P	7 50P	8 42P	
		8 05A	D 1 00P	183		Cashmere, WA-Texaco Sta.			D 12 45P	D 7 30P		
		8 15A	1 10P	194		Leavenworth, WA-Link Bus Stop			12 30P	7 10P		
		9 00A	1 55P	230		Stevens Pass, WA-Summit			11 50A	6 25P		
		9 20A	2 15P	244		Skykomish, WA-Sky Chalet WB/Chevron EB			11 35A	6 05P		
		10 00A	2 55P	279		Monroe, WA-Chamber of Commerce			10 50A	5 20P		
	[illegible]	10 30A	3 25P	293		Everett, WA			10 20A	5 00P	5 44P	
	[illegible]			303		Edmonds, WA					5 17P	
	[illegible]	11 25A	D 4 35P	329	Ar	Seattle, WA		Dp	9 15A	4 15P	4 45P	
		1 45P	5 25P	0	Dp	Seattle, WA		Ar	9 15A	12 15P	4 00P	
		1 59P	5 39P	15		Tukwila, WA				11 45A	3 33P	
		2 33P		40		Tacoma, WA			8 15A	11 17A	3 02P	
		3 10P	6 50P	72		Olympia-Lacey, WA				10 37A	2 22P	
		3 33P	7 13P	94		Centralia, WA				10 17A	2 02P	
		4 12P	7 52P	137		Kelso-Longview, WA				9 38A	1 21P	
[illegible]		4 47P	8 27P	176		Vancouver, WA				9 03A	12 45P	5 07P
[illegible]		5 15P	8 52P	186	Ar	Portland, OR		Dp		8 45A	12 30P	4 45P
[illegible]		5 30P	9 00P	186	Dp	Portland, OR		Ar		8 20A	11 55A	4 15P
		5 51P	9 21P	202		Oregon City, OR				7 39A	10 54A	
12 15P		6 37P	10 07P	239		Salem, OR				6 57A	10 13A	3 10P
12 55P		D 7 05P	10 36P	267		Albany, OR (Corvallis)				6 35A	9 43A	2 35P
1 40P		8 05P	11 35P	310	Ar	Eugene-Springfield, OR (PT)		Dp		5 45A	9 00A	1 45P

See page 88 for Empire Builder service information.

Thruway Motorcoach Connection

Omak • Wenatchee (NW Stages)

6665	Thruway Number					6668
Mo-Fr	Mile		Days of Operation	Symbol		Mo-Fr
7 10A		Dp	Omak, WA (PT)		Ar	5 45P
7 20A			Okanogan, WA			5 30P
7 50A			Brewster, WA			4 55P
8 05A			Pateros, WA			4 45P
9 30A		Ar	Wenatchee, WA (PT)		Dp	3 15P

Note: Above bus service will not operate November 25, December 25, 2004 and January 1, 2005.

Symbols and Reference Marks

- D Stops only to discharge passengers.
- R Stops only to receive passengers.
- Thruway motorcoach arrives Tacoma 5:15 p.m.
- Will not operate 11/25, 12/25, or 1/1/05.
- Will also operate 11/25, 12/25, and 1/1/05.

Operation of Trains 501 through 517 and Thruway motorcoach service between Portland and Eugene is financed primarily through funds made available by the Oregon Department of Transportation, and between Vancouver–Seattle–Portland by the Washington State Department of Transportation.

Services on Amtrak® Cascades® Trains

- **Coaches:** Reservations required
- **Cascades® Business Class Service:** Where noted by [illegible] symbol
- **Sleeping Cars:**
  - First Class Superliner® Service on Trains 11 and 14, the Coast Starlight
  - Amtrak's Metropolitan Lounge® available in Portland for First Class Service passengers
- **Dining Cars:**
  - Complete meal service on Trains 11, 14, 510 and 517
- **Lounge/Bistro services:** Sandwiches, snacks and beverages on all trains
- **Entertainment:** Feature movies and music
- **Railfone:** Public telephone service available on Trains 501 through 517
- **Bicycles:** Trains 501 through 517 are equipped with a limited number of bike racks for carrying unboxed bicycles
  - Reservation required; service charge applies
  - The passenger brings the bicycle to and picks it up from the baggage car
  - Certain connecting Thruway motorcoaches also carry bicycles; consult agent.
- **Smoking is prohibited entirely on these trains**

Daily departures serving Oregon City, Oregon and Mount Vernon, Washington. See Schedule on page 99.

Capitol Limited

Washington • Pittsburgh • Chicago

29			◄ Train Number ►			30
Daily			◄ Days of Operation ►			Daily
			◄ On Board Service ►	Symbol		Read Up
Read Down	Mile					94/156
157/171			Connecting Train at Washington, DC		Ar	5 18P
12 05P	0	Dp	New York, NY–Penn Sta. (ET)			3 53P
1 32P	90		Philadelphia, PA–30th St. Sta.		Ar	2 47P
2 42P	155		Baltimore, MD–Penn Sta.		Dp	2 05P
3 30P	225	Ar	Washington, DC			97
98			Connecting Train at Washington, DC		Ar	5 15P
10 05A	0	Dp	Miami, FL			D 3 22P
R 12 20P	64		West Palm Beach, FL			11 20A
3 55P	265		Orlando, FL (Walt Disney World®)			7 50A
7 40P	412		Jacksonville, FL		Ar	5 05A
9 57P	553		Savannah, GA		Dp	6 25P
9 15A	1163	Ar	Washington, DC			
5 20P	0	Dp	Washington, DC		Ar	12 24P
			Charlottesville—see below			
5 44P	[illegible]		Rockville, MD			11 26A
6 31P	[illegible]		Harpers Ferry, WV (Frederick, MD)			10 41A
7 00P	[illegible]		Martinsburg, WV (Hagerstown, MD)			10 16A
8 34P	[illegible]		Cumberland, MD			8 47A
10 57P	[illegible]		Connellsville, PA			6 20A
[illegible]	[illegible]	Ar	Pittsburgh, PA		Dp	4 41A
[illegible]		Dp			Ar	4 21A
[illegible]	[illegible]		Alliance, OH (Canton)			2 16A
[illegible]	[illegible]	Ar	Cleveland, OH		Dp	1 08A
[illegible]		Dp	Columbus, Cincinnati—see page 67		Ar	12 53A
[illegible]	[illegible]		Elyria, OH (Lorain)			12 33A
[illegible]	[illegible]		Sandusky, OH			11 53P
[illegible]	[illegible]	Ar	Toledo, OH		Dp	11 08P
[illegible]		Dp	E. Lansing, Detroit—see page 67		Ar	10 39P
[illegible]	[illegible]		Waterloo, IN (Ft. Wayne)			9 17P
[illegible]	[illegible]		Elkhart, IN			8 24P
[illegible]	[illegible]		South Bend, IN (ET)			8 03P
[illegible]	[illegible]		Hammond-Whiting, IN			6 01P
[illegible]	[illegible]	Ar	Chicago, IL–Union Sta. (CT)		Dp	5 35P
			Madison—see page 62			

Services on the Capitol Limited

- Coaches: Reservations required
- Sleeping Cars: First Class Superliner® Service
  - Exclusive First Class section in the dining car
  - Amtrak's Metropolitan Lounge®/ClubAcela® available in Chicago and Washington for First Class Service passengers
- Dining Car: Full meal service
- Sightseer Lounge: Sandwiches, snacks and beverages
- Entertainment: Feature movies in the Sightseer Lounge
- No Smoking: Smoking is prohibited entirely on these trains. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to board immediately upon hearing the locomotive horn and verbal "All Aboard" calls

Scenic Highlights

Capitol Limited Route—

- Nation's Capital
- Potomac River Valley
- Allegheny Mountains
- Harpers Ferry
- Cumberland Narrows
- Cedar Point, "The Best Amusement Park in the World"

Symbols and Reference Marks

- D Stops only to discharge passengers.
- R Stops only to receive passengers.
- Quik-Trak Ticket Express machine available for credit/debit card sales. No Amtrak® ticket office. (Cash fares may be paid on board without penalty.)
- Passengers not carried locally between this station and Chicago except when connecting at Chicago to/from other Amtrak® trains.
- This location does not observe Daylight Saving Time. Local time will be one hour earlier from the first Sunday in April through the last Saturday in October.
- Train 48 stops to discharge passengers and to receive passengers for destinations in Massachusetts. Reservations will be accepted for stations in New York on a space available basis. However, passengers are advised to use Train 284 or 282.
- Thruway Motorcoach arrives/departs Pittsburgh Greyhound station, across Liberty Ave. from the Amtrak station.

Lake Shore Limited

New York/Boston • Albany • Chicago

49			◄ Train Number ►			48
Daily			◄ Days of Operation ►			Daily
			◄ On Board Service ►	Symbol		Read Up
Read Down	Mile				Ar	3 25P
2 50P	0	Dp	New York, NY (ET)			D 2 35P
R 3 35P	33		Croton-Harmon, NY		Dp	D 1 00P
R 5 25P	141	Ar	Albany-Rensselaer, NY			260/282
283			Connecting Train at Albany-Rensselaer		Ar	3 01P
3 07P	0	Dp	Poughkeepsie, NY			2 46P
3 22P	15		Rhinecliff-Kingston, NY		Ar	2 25P
3 45P	41		Hudson, NY		Dp	2 00P
4 15P	68	Ar	Albany-Rensselaer, NY			448
449			Connecting Train at Albany-Rensselaer		Ar	6 20P
11 45A	0	Dp	Boston, MA–South Sta.			D 6 13P
R 11 50A	1		Boston, MA–Back Bay Sta.			D 5 18P
R 12 18P	21		Framingham, MA			D 4 46P
12 48P	44		Worcester, MA		Dp	3 46P
2 05P	98	Ar	Springfield, MA		Ar	3 37P
2 10P		Dp				2 05P
3 24P	150		Pittsfield, MA		Dp	1 00P
4 45P	199	Ar	Albany-Rensselaer, NY		Ar	12 30P
R 6 00P	141	Dp	Albany-Rensselaer, NY			[illegible]
6 35P	159		Schenectady, NY			[illegible]
7 49P	237		Utica, NY			[illegible]
8 50P	291		Syracuse, NY			[illegible]
10 10P	370		Rochester, NY		Dp	[illegible]
11 07P	431	Ar	Buffalo-Depew, NY		Ar	[illegible]
11 17P		Dp				[illegible]
12 ?A	524		Erie, PA			[illegible]
[illegible]	618	Ar	Cleveland, OH–Lakefront Sta.		Dp	[illegible]
[illegible]		Dp	Columbus, Cincinnati—see page 67		Ar	[illegible]
[illegible]	643		Elyria, OH (Lorain)			1 53A
[illegible]	675		Sandusky, OH		Dp	1 03A
[illegible]	[illegible]	Ar	Toledo, OH		Ar	12 33A
[illegible]		Dp	Ann Arbor, Detroit—see page 67			11 39P
[illegible]	[illegible]		Bryan, OH			11 14P
6 08A	779		Waterloo, IN (Ft. Wayne)			10 03P
5 34A	804		South Bend, IN (ET)		Dp	7 35P
7 48A	875		Chicago, IL–Union Sta. (CT)			
8 43A	959	Ar	Madison—see page 62			

Services on the Lake Shore Limited

- Coaches: Reservations required
- Sleeping Cars: First Class Viewliner® Service New York-Albany-Chicago
  - Amtrak's Metropolitan Lounge®/ClubAcela® available in Chicago, New York and Boston for First Class Service passengers
- Dining Car: Full meal service on Trains 48 and 49 between Albany and Chicago
- Cafe: Sandwiches, snacks and beverages-New York-Chicago, and Boston-Albany.
- No Smoking: Smoking is prohibited entirely on these trains. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to board immediately upon hearing the locomotive horn and verbal "All Aboard" calls

Scenic Highlights

Lake Shore Limited Route—

- Hudson River Valley
- Berkshire Mountains
- Erie Canal
- Mohawk River Valley
- Lake Erie

Thruway Motorcoach Connections

NOTE--Greyhound schedules subject to change

Washington • Charlottesville *(Greyhound Lines)*

7490	Mile		Thruway Number	Symbol		7489
5 25P	0	Dp	Washington, DC–Union Sta.		Ar	12 15P
7 05P	35	Ar	Dulles Int'l Airport, VA			11 20A
7 50P	69		Warrenton, VA			10 30A
9 25P	136	Ar	Charlottesville, VA–Amtrak Sta.		Dp	9 05A

For Amtrak® reservations, visit www.amtrak.com or call 1-800-USA-RAIL

For Amtrak® reservations

CRESCENT

New York • Atlanta • New Orleans

19	◄ Train Number ►					20
Daily	◄ Days of Operation ►					Daily
	◄ On Board Service ►					
Read Down	Mile			Symbol		Read Up
2 50P	0	Dp	New York, NY–Penn Sta. (ET)	●	Ar	2 12P
3 07P	10		Newark, NJ–Penn Sta.	●		D 1 52P
3 48P	58		Trenton, NJ	●		D 1 12P
4 40P	91		Philadelphia, PA–30th St. Sta.	● ●		D12 25P
5 04P	116		Wilmington, DE	●		D12 02P
6 00P	185		Baltimore, MD–Penn Sta.	●		D11 03A
7 10P	225	Ar Dp	Washington, DC 🚌 Warrenton, Dulles Airport—see at right	● ●	Dp Ar	D 9 50A
7 29P	233		Alexandria, VA	●		D 9 28A
8 02P	256		Manassas, VA			8 31A
8 35P	283		Culpeper, VA			7 57A
9 32P	337		Charlottesville, VA 🚌 Warrenton, Dulles Airport—see at right	●		7 05A
10 50P	398		Lynchburg, VA	●		5 51A
11 52P	461		Danville, VA			4 41A
12 55A 1 03A	512	Ar Dp	Greensboro, NC (Winston-Salem)	●	Dp Ar	3 39A 3 34A
1 17A	524		High Point, NC			3 19A
1 57A	559		Salisbury, NC			2 35A
3 00A 3 25A	601	Ar Dp	Charlotte, NC	●	Dp Ar	1 49A 1 23A
3 53A	623		Gastonia, NC			12 41A
4 54A	678		Spartanburg, SC			11 41P
5 34A 5 41A	709	Ar Dp	Greenville, SC	●	Dp Ar	11 00P 10 55P
6 19A	739		Clemson, SC			10 13P
6 55A	770		Toccoa, GA			9 42P
7 38A	812		Gainesville, GA			9 01P
8 53A 9 18A	865	Ar Dp	Atlanta, GA (ET) 🚌 Montgomery, Mobile, Chattanooga, Nashville, Hartsfield Int'l Airport—see at right	● ●	Dp Ar	8 05P 7 38P
10 40A	938		Anniston, AL (CT)			4 02P
12 24P 12 44P	1023	Ar Dp	Birmingham, AL (Samford University)	●	Dp Ar	2 29P 2 21P
1 52P	1078		Tuscaloosa, AL	●		12 49P
3 31P	1175		Meridian, MS	●		11 16A
4 28P	1231		Laurel, MS			10 16A
5 00P	1260		Hattiesburg, MS			9 42A
6 01P	1321		Picayune, MS			8 37A
6 24P	1342		Slidell, LA			8 16A
7 50P	1377	Ar	New Orleans, LA (CT) 🚌 Baton Rouge—see at right	● ●	Dp	7 20A

Travel in comfort. The southern way.

Travel the Crescent between Atlanta and Washington, DC overnight and you'll get more than just an evening without hotel costs. Enjoy a nice dinner, do a little work before bed and then wake up to a delicious breakfast. You'll arrive rested and ready to go in the heart of the Capital. To book your trip, call your travel agent, Amtrak at 1-800-USA-RAIL or visit www.amtrak.com

Services on the Crescent

- Coaches: Reservations required
- Sleeping Cars: First Class Viewliner® Service
  - Amtrak® ClubAcela® available in New York, Philadelphia and Washington and private waiting area available in New Orleans, for First Class Service passengers
- Dining Car: Full meal service
- Lounge: Sandwiches, snacks and beverages
- Trails and Rails Program: In a cooperative effort with the National Park Service, an interpretive guide provides a narrative along the route
- No Smoking: Smoking is prohibited entirely on these trains. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to board immediately upon hearing the locomotive horn and verbal "All Aboard" calls

Scenic Highlights

- Vibrant Northeast cityscapes
- Blue Ridge foothills
- Louisiana bayou country

Symbols and Reference Marks

- **D** Stops only to discharge passengers.
- **R** Stops only to receive passengers.
- Stops only on signal, or advance notice to conductor.
- Direct transfer between train and motorcoach at Amtrak station for connecting passengers only.

Thruway Motorcoach Connections

NOTE—Greyhound schedules subject to change

Dulles Airport • Charlottesville (Greyhound Lines)

7490	Mile		Thruway Number	Symbol		7489
7 05P	0	Dp	Washington-Dulles International Airport, VA (ET)		Ar	11 30A
7 50P	34		Warrenton, VA		Ar	10 30A
9 25P	101	Ar	Charlottesville, VA –Amtrak Sta. (ET)	●	Dp	9 05A

Note—Explore America Fares, North America Rail Passes and USA Rail Passes not valid on above Thruway service.

Atlanta • Chattanooga • Nashville (Greyhound Lines)

8519	Mile		Thruway Number	Symbol		8520
12 01P	0	Dp	Atlanta, GA–Amtrak Sta. (ET)	● ●	Ar	4 30P
3 05P	112	Ar	Chattanooga, TN (ET)		Ar	2 00P
5 15P	239	Ar	Nashville, TN (CT)		Dp	10 00A

Atlanta • Montgomery • Mobile (Greyhound Lines)

8513	Mile		Thruway Number	Symbol		8520
12 01P	0	Dp	Atlanta, GA–Amtrak Sta. (ET)	● ●	Ar	4 30P
3 00P	145	Ar	Montgomery, AL –950 W. South Blvd. (CT)			10 10A
6 30P	315	Ar	Mobile, AL–Greyhound Sta. 2545 Government Blvd. (CT)		Dp	6 15A

Atlanta • Columbus (Greyhound Lines)

8919	Mile		Thruway Number	Symbol		8920
12 01P	0	Dp	Atlanta, GA–Amtrak Sta. (ET)	● ●	Ar	4 30P
3 45P	102	Ar	Columbus, GA (ET)		Dp	1 20P

Atlanta • Macon (Greyhound Lines)

8419	Mile		Thruway Number	Symbol		8120
12 01P	0	Dp	Atlanta, GA–Amtrak Sta. (ET)	● ●	Ar	4 30P
2 25P	84	Ar	Macon, GA (ET)		Dp	1 40P

Atlanta • Hartsfield Int'l Airport (Greyhound Lines)

8519	Mile		Thruway Number	Symbol		8920
12 01P		Dp	Atlanta, GA–Amtrak Sta. (ET)	● ●	Ar	4 30P
1 15P		Ar	Hartsfield Int'l Airport (ET)		Dp	2 55P

New Orleans • Baton Rouge (Greyhound Lines)

3019	Mile		Thruway Number	Symbol		3020
10 40P	0	Dp	New Orleans, LA 🚌 (CT)	● ●	Ar	6 20A
12 10A	80	Ar	Baton Rouge, LA (CT)		Dp	4 50A

Amtrak® and Greyhound use same New Orleans terminal.

Texas Eagle

Chicago • St. Louis • Little Rock • Dallas • Fort Worth • San Antonio • Los Angeles

21/421			◄ Train Number ►			22/422
As indicated in column			◄ Days of Operation ►			As indicated in column
			◄ On Board Service ►			
Read Down	Mile			Symbol		Read Up
3 20P Daily	0	Dp	Chicago, IL–Union (CT) 🚌 Madison—see pg. 82		Ar	2 29P Daily
R 4 15P Daily	37		Joliet, IL			D 1 22P Daily
5 02P Daily	92		Pontiac, IL			12 25P Daily
5 39P Daily	124		Bloomington-Normal, IL 🚌 Davenport, Indianapolis—see pg. 81			11 54A Daily
6 12P Daily	156		Lincoln, IL			11 13A Daily
6 49P Daily	185		Springfield, IL			10 43A Daily
7 55P Daily	257		Alton, IL			9 32A Daily
8 54P Daily 9 05P	284	Ar Dp	St. Louis, MO		Dp Ar	8 45A Daily 8 03A
1 02A Daily	453		Poplar Bluff, MO			3 58A Daily
1 57A Daily	513		Walnut Ridge, AR (Jonesboro)			2 03A Daily
4 30A Daily	634		Little Rock, AR			11 59P Daily
5 25A Daily	677		Malvern, AR (Hot Springs National Park)			10 51P Daily
5 50A Daily	694		Arkadelphia, AR			10 27P Daily
7 15A Daily	774		Texarkana, AR/TX			9 13P Daily
9 35A Daily	840		Marshall, TX			8 01P Daily
10 20A Daily	864		Longview, TX (Tyler) 🚌 Bossier City, Houston—see at right			7 05P Daily
11 10A Daily	[illegible]	Dp	Mineola, TX (Canton)			6 05P Daily
1 20P Daily 1 40P	[illegible]	Ar Dp	Dallas, TX		Dp Ar	4 30P Daily 4 10P
3 15P Daily [illegible]	1022	Ar Dp	Fort Worth, TX		Dp Ar	3 20P Daily 2 55P
4 40P Daily	[illegible]		Cleburne, TX			2 00P Daily
5 50P Daily	1125		McGregor, TX (Waco)			12 51P Daily
6 33P Daily	1160		Temple, TX 🚌 Ft. Hood, Killeen—see at right			12 25P Daily
7 25P Daily	1188		Taylor, TX			11 32A Daily
8 20P Daily	1222		Austin, TX			10 31A Daily
9 02P Daily	1253		San Marcos, TX			9 32A Daily
11 45P Daily 3 40A TuThSa	1305	Ar Dp	San Antonio, TX 🚌 Laredo, Brownsville—see at right		Dp Ar	6 00A Daily 4 55A TuFrSu
6 55A TuThSa	1475		Del Rio, TX			1 35A TuFrSu
9 10A TuThSa	1601		Sanderson, TX			10 42P MoThSa
11 24A TuThSa	1682		Alpine, TX (Big Bend Nat'l Park) (CT)			8 51P MoThSa
3 10P TuThSa 3 25P	1910	Ar Dp	El Paso, TX (MT) (Ciudad Juarez, Mex.)		Dp Ar	3 41P MoThSa 3 25P
4 55P TuThSa	1998		Deming, NM			1 27P MoThSa
5 49P TuThSa	2058		Lordsburg, NM			12 35P MoThSa
7 53P TuThSa	2176		Benson, AZ			10 37A MoThSa
9 57P TuThSa	2220		Tucson, AZ			9 40A MoThSa
11 23P TuThSa	2312		Maricopa, AZ (Phoenix)			7 12A MoThSa
2 09A WeFrSu	2477		Yuma, AZ (MT)			4 19A MoThSa
3 22A WeFrSu	2622		Palm Springs, CA (PT)			1 04A MoThSa
D 4 53A WeFrSu	2693		Ontario, CA			11 24P SuWeFr
D 5 02A WeFrSu	2698		Pomona, CA			11 11P SuWeFr
6 40A WeFrSu	2728	Ar	Los Angeles, CA (PT)		Dp	10 30P SuWeFr

The *Texas Eagle* serves all stations between Chicago and San Antonio daily. Through service west of San Antonio operates tri-weekly, departing Chicago, St. Louis and intermediate stations on Sundays, Tuesdays and Thursdays. Eastbound trains departing Los Angeles on Sunday, Wednesday and Friday arrive Dallas on Tuesday, Friday and Sunday, and stations Walnut Ridge-Chicago on Wednesday, Saturday and Monday.

Services on the Texas Eagle

- **Coaches:** Reservations required
- **Sleeping Cars:** First Class Superliner Service
  - Amtrak's Metropolitan Lounge available in Chicago for First Class Service passengers
- **Dining Car:** Complete meals except San Antonio–Austin. Cold meal service for sleeping car passengers between San Antonio–Austin.
- **Sightseer Lounge:** Sandwiches, snacks and beverages
- **Entertainment:** Feature movies

Trails and Rails Program: In a cooperative effort with the National Park Service, an interpretive guide provides a narrative along the route (Summer only).

No Smoking: Smoking is prohibited entirely on this train. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to reboard immediately upon hearing the sound of the locomotive horn and verbal "All Aboard" calls.

Scenic Highlights

- Cross the mighty Mississippi River
- Travel through Ozark Mountains
- View the piney woods of East Texas

Thruway Motorcoach Connections

NOTE—Greyhound schedules subject to change

Bossier City • Longview *(CJ Limo)*

6421	Mile		Thruway Number	Symbol		6422
8 40A		Dp	*Bossier City, LA* (CT)		Ar	8 35P
R 8 50A			*Shreveport, LA*		Ar	D 8 25P
10 00A		Ar	*Longview, TX–Amtrak Sta.*		Dp	7 15P
6121			Thruway Number	Symbol		6122
10 25A		Dp	*Longview, TX–Amtrak Sta.*		Ar	6 35P
11 35A		Ar	*Shreveport, LA*			R 5 30P
11 45A		Ar	*Bossier City, LA* (CT)		Dp	5 20P

Longview • Houston • Galveston *(Lone Star Coach)*

6021	Mile		Thruway Number	Symbol		6022
10 30A		Dp	*Longview, TX–Amtrak Sta.* (CT)		Ar	6 30P
11 55A		Ar	*Nacogdoches, TX*			5 15P
D 3 05P			*Houston, TX–Amtrak Sta.*			R 1 55P
4 20P		Ar	*Galveston, TX* (CT)		Dp	12 35P

Reservations must be made at least 24 hours in advance departing Galveston.

San Antonio • Laredo *(Greyhound Lines)*

8121	Mile		Thruway Number	Symbol		8122
4 25A	0	Dp	*San Antonio, TX–Amtrak Sta.* (CT)		Ar	6 20A
6 55A	153	Ar	*Laredo, TX–601 San Bernardo*		Dp	3 45A

San Antonio • Brownsville *(Greyhound Lines)*

8201	Mile		Thruway Number	Symbol		8001
6 30P	0	Dp	*Brownsville, TX* (CT)		Ar	10 50A
7 15P	26		*Harlingen, TX*			9 45A
8 30P	58		*McAllen, TX*			8 20A
12 40A	295	Ar	*San Antonio, TX–Amtrak Sta.* (CT)		Dp	4 25A
8021	Mile		Thruway Number	Symbol		8422
1 55A	0	Dp	*San Antonio, TX–Amtrak Sta.* (CT)		Ar	5 15A
6 15A	237		*McAllen, TX*			1 30A
7 55A	269		*Harlingen, TX*			12 15A
	295	Ar	*Brownsville, TX* (CT)		Dp	11 30P

Fort Hood • Killeen • Temple *(Southwestern Coaches)*

8821	Mile		Thruway Number	Symbol		8722
4 45P		Dp	*Fort Hood, TX–Bldg. 108* (CT)		Ar	1 45P
5 00P			*Killeen, TX*		Ar	1 30P
5 45P		Ar	*Temple, TX–Amtrak Sta.*		Dp	12 45P
8721			Thruway Number	Symbol		8822
7 00P		Dp	*Temple, TX–Amtrak Sta.*		Ar	11 45A
7 45P		Ar	*Killeen, TX*			11 00A
8 00P		Ar	*Fort Hood, TX–Bldg. 108* (CT)		Dp	10 45A

San Francisco • San Joaquin Valley • Fresno • Bakersfield • Southern California

Train Number ►	Mile	Symbol		702	712	714	716	704	718
Days of Operation ►				Daily	Daily	Daily	Daily	Daily	Daily
On Board Service ►									
Amtrak Thruway Connection—San Francisco, CA/Emeryville, CA									
San Francisco, CA (PT) -Caltrain Depot	0		Dp	4 50A	6 25A	6 45A	11 55A	1 50P	4 50P
-Moscone Center	1		Dp						4 55P
-S.F. Shopping Ctr. 835 Market St.	0		Dp		6 35A	6 55A	12 05P	2 00P	5 00P
-Fisherman's Wharf, Pier 39	1				6 50A	9 15A	12 20P		4 50P
-Ferry Bldg., Amtrak Station	2			5 00A	7 05A	9 35A	12 35P	2 15P	5 15P
-Financial Dist., Hyatt Regency	2		Dp	4 55A				2 10P	5 15P
Emeryville, CA	11		Ar		7 30A	10 05A	1 05P		5 45P
Oakland, CA-Jack London Sq.	0		Dp	5 30A	7 30A	10 05A	1 05P	2 45P	5 50P
Emeryville, CA	5				7 40A	10 15A	1 15P		6 00P
Richmond, CA (BART Station)	13				7 50A	10 25A	1 25P		6 10P
Martinez, CA	33				8 23A	10 58A	1 59P		6 43P
Antioch-Pittsburg, CA	52				8 42A	11 17A	2 17P		7 02P
Davis, CA				5 55A	7 40A	9 45A	12 55P	R3 30P	5 50P
Sacramento, CA-State Capitol -Rail Station	0			6 35A	8 05A	10 25A	1 50P	4 25P	6 30P
Lodi, CA	35			7 15A	8 25A	R11 05A	R2 10P	5 05P	
Stockton, CA-Downtown Station, Aurora & Weber Sts.	45			7 30A				5 20P	
-San Joaquin St. Station	64				9 20A	11 52A	2 55P		7 37P
Modesto, CA	113			8 04A	9 49A	12 21P	3 25P	5 54P	8 10P
Denair, CA (Turlock)	125			8 23A	10 03A	12 35P	3 38P	6 07P	8 24P
Merced, CA Yosemite National Park—see below	149			8 45A	10 31A	12 59P	4 03P	6 31P	8 51P
Madera, CA	185			9 17A	11 02A	1 36P	4 39P	7 07P	9 23P
Fresno, CA (Sequoia & Kings Canyon National Parks)	207			9 50A	11 35A	2 10P	5 10P	7 40P	9 55P
Hanford, CA	237			10 23A	12 11P	2 48P	5 46P	8 16P	10 28P
Corcoran, CA	254			10 39A	12 27P	3 04P	6 02P	8 32P	10 44P
Wasco, CA	292			11 15A	12 55P	3 37P	6 35P	9 03P	11 15P
Bakersfield, CA	318		Ar	11 58A	1 45P	4 16P	7 21P	9 43P	11 55P
Amtrak Thruway Connections—Bakersfield Los Angeles									
Bakersfield, CA	318		Dp	12 05P	1 55P	4 25P	7 30P	9 50P	11 59P
Los Angeles, CA-Amtrak Sta	418		Ar	2 25P	4 15P	6 45P	9 50P	12 35A	2 45A
Connecting Train or Motorcoach at Los Angeles				582	784	590	796		
Los Angeles, CA — See pages 110-111 for complete Los Angeles-San Diego schedules	0		Dp	4 10P	5 10P	7 25P	10 10P	12 45A	2 50A
Santa Ana, CA	33			5 00P	6 00P	8 15P	11 00P	1 35A	D 3 40A
Oceanside, CA	87			6 00P	6 58P	9 13P	11 56P		D 4 50A
San Diego, CA (Tijuana) (PT)	128		Ar	7 00P	7 50P	10 10P	12 50A		5 35A

Thruway Motorcoach Connections

Merced • Yosemite National Park (Amtrak)

NOTE—Wheelchair-accessible coach available on 24 hours advance notice.

702/711	701/712	715/716	Mile		Connecting Train Number	Symbol		702/711	713/714	704/717	703/718
[illegible]	10 50A	5 15P	0	Dp	Merced, CA-Amtrak Sta. (PT)		Ar	7 35A	12 15P	6 25P	7 22P
9 55A	11 40A	6 18P	37	Ar	Mariposa, CA-Triangle Road Rest Area			6 44A	11 12A	5 53P	6 29P
10 13A	11 59A	6 35P	44		Midpines, CA			6 30A	11 01A	5 15P	6 22P
10 50A	12 31P	7 12P	65		El Portal, CA-Yosemite View				10 25A	4 43P	5 50P
11 49A	1 10P	8 00P	82	Ar	Yosemite Nat'l Park, CA-Lodge (PT)		Dp		10 00A	4 15P	5 20P

Bakersfield • Las Vegas

NOTE—Greyhound schedule subject to change

Amtrak Thruway	Amtrak Thruway	Greyhound		◄ Service ►				Amtrak Thruway	Amtrak Thruway
702	712	715	Mile		◄ Connecting Train Number ►	Symbol		717	703
12 05P	2 30P	7 50P	0	Dp	Bakersfield, CA (PT)		Ar	3 40P	5 25P
2 50P	5 05P	11 15P	130	Ar	Barstow, CA			1 00P	2 15P
5 50P	7 58P	2 10A	284	Ar	Las Vegas, NV -Greyhound Sta. (PT)		Dp	9 45A	11 10A

Symbols and Reference Marks

D Stops only to discharge passengers.
R Stops only to receive passengers.
Transfer point to/from the Coast Starlight—see page 95.
BART rapid transit connection available for San Francisco and East Bay points. BART Richmond station is adjacent to Amtrak.
Turlock-Dial-A-Ride/Red Top Cab available on call for connections to downtown Turlock and Cal. State-Stanislaus. Call (209) 668-5600 for pickup and information. (Before 9:00 AM or after 4:00 PM, also all day on Sundays and holidays, call (209) 521-0850.)
Buses depart one hour earlier on 11/24, 11/25, 12/24 and 1/2.
Connection between train and motorcoach at Stockton San Joaquin St. Station.
Connection between train and motorcoach at downtown Stockton Station at Aurora and Weber Sts.
Shuttle departs San Joaquin St. Station for downtown Stockton Station 20 minutes before train departure.
Shuttle bus meets train at Stockton and discharges passengers at other Stockton station 10-15 minutes after train arrival.
Change bus at Sacramento.
On weekends and 11/25 Train 592 departs Los Angeles at 6:35 p.m. and arrives Santa Ana at 9:25 p.m., Oceanside at 10:21 p.m. and San Diego at 11:20 p.m.
Operates Monday through Friday; will not operate 11/25.

West Coast

SAN JOAQUINS–Northbound

Southern California • Bakersfield • Fresno • San Joaquin Valley • San Francisco

Train Number ➤	Mile	Symbol		711	701	713	715	717	703
Days of Operation ➤				Daily	Daily	Daily	Daily	Daily	Daily
On Board Service ➤									
Connecting Train or Motorcoach San Diego–Los Angeles				🚌		🚌	565	769	775
San Diego, CA (Tijuana) (PT) — See pages 112-113 for complete San Diego-Los Angeles schedule	0		Dp	*10 00P*			*7 05A*	*9 30A*	*12 00N*
Oceanside, CA	42			*10 58P*			*7 55A*	*10 18A*	*12 49P*
Santa Ana, CA	93			*12 10A*		*6 05A*	*8 55A*	*11 17A*	*1 50P*
Los Angeles, CA	129		Ar	*1 15A*		*7 35A*	*9 50A*	*12 15P*	*2 40P*
🚌 Amtrak Thruway Connections—Los Angeles-Bakersfield									
Los Angeles, CA–Amtrak Sta.	0		Dp	*1 25A*	*3 55A*	*7 45A*	*10 45A*	*1 15P*	*3 [illegible]P*
Bakersfield, CA	[illegible]		Ar	*4 40A*	*7 00A*	*10 00A*	*1 00P*	*3 30P*	*5 35P*
Bakersfield, CA	100		Dp	4 55A	7 15A	10 15A	1 15P	3 45P	5 40P
Wasco, CA	126			5 22A	7 42A	10 42A	1 42P	4 12P	6 07P
Corcoran, CA	164			5 54A	8 14A	11 18A	2 18P	4 48P	6 43P
Hanford, CA	181			6 12A	8 32A	11 36A	2 36P	5 06P	7 01P
Fresno, CA (Sequoia & Kings Canyon National Park)	211			6 50A	9 10A	12 20P	3 20P	5 50P	7 44P
Madera, CA	233			7 11A	9 34A	12 41P	3 41P	6 11P	8 05P
Merced, CA 🚌 Yosemite National Park–see page 104	269			7 45A	10 08A	1 20P	4 19P	6 49P	8 37P
Denair, CA (Turlock)	293			8 06A	10 34A	1 42P	4 41P	7 12P	9 02P
Modesto, CA	304			8 23A	10 49A	1 57P	4 56P	7 27P	9 15P
Stockton, CA–San Joaquin St. Station	334			8 58A	🚌	2 30P	5 30P	8 05P	🚌
–Downtown Station, Aurora & Weber Sts.	337			🚌	11 20A	🚌	🚌	🚌	9 50P
Lodi, CA	346			🚌 D9 15A	11 34A	🚌 D2 45P	🚌 D5 45P	🚌 D8 20P	10 04P
Sacramento, CA–State Capitol	382								
–Rail Station				🚌 D9 50A	12 30P	🚌 D3 35P	🚌 D6 20P	🚌 D8 55P	11 00P
Davis, CA	395		Ar	🚌 10 20A	🚌 1 00P	🚌 4 05P	🚌 6 50P	🚌 9 30P	🚌 11 25P
Antioch-Pittsburg, CA	366		Dp	9 33A		3 05P	6 01P	8 36P	
Martinez, CA	385			10 00A		3 31P	6 25P	8 58P	
Richmond, CA (BART Station)	405			10 25A		3 56P	6 50P	9 24P	
Emeryville, CA	413			D10 43A		D 4 13P	D 7 13P	D 9 48P	
Oakland, CA–Jack London Sq.	419		Ar	10 55A	D 1 00P	4 25P	7 25P	10 00P	D11 00P
🚌 Amtrak Thruway Connection—Emeryville-San Francisco									
Emeryville, CA	0		Dp	*10 47A*		*4 17P*	*7 13P*	*9 53P*	
San Francisco, CA 🚌			Ar						
–Financial Dist., Hyatt Regency	9			D11 20A	D 1 40P	D 4 50P	D 7 35P	D10 15P	D11 45P
–Ferry Bldg., Amtrak Station	9			D11 20A	D 1 45P	D 4 55P	D 7 40P	D10 15P	D11 50P
–Fisherman's Wharf, Pier 39	10			D11 30A		D 5 10P	D 7 55P	D10 25P	
–S.F. Shopping Ctr., 835 Market St.	11		Ar	D11 30A	D 1 30P	D 5 30P	D 8 05P	D10 25P	
–Moscone Center	10		Ar	D11 35A					
–Caltrain Depot (PT)	11		Ar	*11 40A*	*1 20P*	*5 40P*	*8 15P*	*10 35P*	*11 40P*

Services on the San Joaquins

- **Coaches: Reservations required**
- **Cafe Service:** Sandwiches, snacks and beverages on all trains
- **Railfone:** *Public telephone service available*
- **Bicycles:** *All San Joaquin trains are equipped with a limited number of bike racks—passengers may bring bicycles as unboxed carry-on baggage*
  - Available first-come, first-served—no reservations or service charge
  - Unboxed bicycles may be put in the bin under connecting Thruway motorcoaches. Amtrak disclaims liability for loss or damage.
- **Smoking is prohibited entirely on these trains**

The San Joaquins is primarily financed through funds made available by California State Department of Transportation.

Seattle • Portland • Los Angeles

11	◄ Train Number ►					14
Daily	◄ Days of Operation ►					Daily
	◄ On Board Service ►					
Read Down	Mile			Symbol		Read Up
			Amtrak Thruway Connection—Vancouver, BC/Seattle, WA			
5 45A	0	Dp	*Vancouver, BC–Pacific Central Sta. (PT)*	◐ ●	Ar	12 20A
R 6 05A	12		*Richmond, BC–Vancouver Apt. Conf. Rsrt.*			D11 50P
R 6 35A	29		*Surrey, BC–Pacific Inn*			D11 20P
9 15A	144	Ar	*Seattle, WA–Amtrak Sta*	◐ ●	Dp	9 00P
10 00A	0	Dp	Seattle, WA (PT) (Victoria, BC)	◐ ⌂ ♿ ●	Ar	8 30P
10 53A	39		Tacoma, WA	● ⌂ ♿		7 05P
11 39A	72		Olympia-Lacey, WA	⌂ ♿		6 17P
12 02P	94		Centralia, WA	● ♿		5 55P
12 48P	137		Kelso-Longview, WA	○ ♿		5 09P
1 29P	176		Vancouver, WA	● ⌂ ♿		4 28P
2 05P	186	Ar	Portland, OR	● ⌂ ♿ ●	Dp	4 05P
2 25P		Dp	Pendleton, Boise—see pg. 101		Ar	3 40P
3 37P	238		Salem, OR	● ⌂ ♿		2 03P
4 10P	266		Albany, OR — Corvallis, Newport—see pg. 101	● ⌂ ♿		1 30P
5 10P	308		Eugene-Springfield, OR — Florence, Coos Bay—see pg. 101	● ⌂ ♿		12 44P
8 05P	431		Chemult, OR — Redmond, Bend, Sunriver—see pg. 101	○ ♿		9 40A
10 00P	504		Klamath Falls, OR (Crater Lake)	● ⌂ ♿		8 25A
12 35A	612		Dunsmuir, CA (Mt. Shasta)	○ ♿		5 04A
2 21A	669		Redding, CA	⌂ ♿		3 14A
3 50A	744		Chico, CA	⌂ ♿		1 55A
6 05A	823		Sacramento, CA	● ⌂ ♿ ●		11 55P
6 50A	842		Davis, CA	● ⌂ ♿		11 33P
7 34A	883		Martinez, CA	● ⌂ ♿		10 54P
8 10A	910	Ar	Emeryville, CA	● ⌂ ♿	Dp	10 12P
8 20A		Dp	San Francisco—see at right		Ar	10 02P
8 35A	916	Ar	Oakland, CA-Jack London Sq.	● ⌂ ♿	Dp	9 47P
8 50A		Dp	San Francisco—see at right		Ar	9 32P
9 55A	961	Ar	San Jose, CA (CalTrain)	● ⌂ ♿ ♿	Dp	8 39P
10 07A		Dp			Ar	8 27P
11 45A	1032		Salinas, CA — Monterey, Carmel—see at right	● ⌂ ♿		6 36P
1 38P	1129		Paso Robles, CA	⌂ ♿		4 45P
3 20P	1168		San Luis Obispo, CA (Morro Bay)	● ⌂ ♿ ●		3 43P
6 17P	1265		Santa Barbara, CA	● ⌂ ♿ ●		12 43P
7 05P	1322		Oxnard, CA	● ⌂ ♿		11 55A
D 7 41P	1352		Simi Valley, CA	⌂ ♿		R11 23A
D 8 23P	1383		Glendale, CA	⌂ ♿		R10 33A
9 00P	1389	Ar	Los Angeles, CA	● ⌂ ♿ ●	Dp	10 15A
795			Connecting Train Number			763
Daily			◄ Days of Operation ►			Daily
10 10P	*1389*	Dp	*Los Angeles, CA*	● ⌂ ♿ ●	Ar	*8 50A*
10 42P	*1415*	Ar	*Fullerton, CA*	● ⌂ ♿		*8 16A*
10 51P	*1421*		*Anaheim, CA (Disneyland®)*	◐ ⌂ ♿ ●		*8 07A*
11 00P	*1425*		*Santa Ana, CA*	◐ ⌂ ♿		*7 56A*
11 11P	*1435*		*Irvine, CA*	◐ ♿		*7 47A*
11 25P	*1447*		*San Juan Capistrano, CA*	◐ ♿		*7 31A*
11 59P	*1476*		*Oceanside, CA*	◐ ⌂ ♿		*7 00A*
12 11A	*1493*		*Solana Beach, CA*	◐ ♿		*6 45A*
12 50A	*1518*	Ar	*San Diego, CA (PT)*	◐ ⌂ ♿ ●	Dp	*6 12A*

Services on the Coast Starlight

- **Coaches:** Reservations required.
- **Sleeping Cars:** First Class Superliner® Service
  - Coast Starlight First Class amenities feature the *Pacific Parlour Car*, with a library, games, morning and afternoon beverages and snack service, movies and afternoon wine tasting
  - Amtrak®'s Metropolitan Lounge® available in Portland for First Class Service passengers
- **Dining Car:** Complete meals
- **Sightseer Lounge:** Sandwiches, snacks and beverages
- **Entertainment:** Feature movies

Kiddie Car: Features toys and videos for children aged 3-10

Trails and Rails Program: In a cooperative effort with the National Park Service, volunteer rangers provide a narrative along the route.

Note—Checked baggage for San Francisco passengers: Oversize items subject to delay

No Smoking: Smoking is prohibited entirely on this train. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to reboard immediately upon hearing the sound of the locomotive horn and verbal "All Aboard" calls.

Scenic Highlights

- Puget Sound
- Willamette Valley
- Cascade Mountains
- California Coast
- Mission Santa Barbara
- Los Angeles—historic Olvera Street

Thruway Motorcoach Connections

Emeryville • Oakland • San Francisco *(Amtrak Thruway)*

5011	Mile		Thruway Number	Symbol		5014
8 25A	*0*	Dp	*Emeryville, CA–Amtrak Sta. (PT)*	● ⌂ ♿	Ar	*9 55P*
			San Francisco, CA			
D 8 55A	*9*	Ar	*–Ferry Bldg., Amtrak Sta.*	● ⌂ ♿ ●	Dp	*9 25P*
D 9 05A	*10*		*–Fisherman's Wharf, Pier 39*	●		*9 15P*
D 9 20A	*11*	Ar	*–S.F. Shopping Ctr., 835 Market St.*	●	Dp	*9 00P*
9 30A	*11*	Ar	*–Caltrain Depot*	●	Dp	*8 50P*
6011	Mile		Thruway Number	Symbol		6014
7 00A	*0*	Dp	*–Caltrain Depot*	●		
7 10A	*0*		*–S.F. Shopping Ctr., 835 Market St.*	●	Ar	*10 40P*
7 25A	*1*		*–Fisherman's Wharf, Pier 39*	●		*D10 25P*
7 55A	*2*	Dp	*–Ferry Bldg., Amtrak Sta.*	● ⌂ ♿ ●	Ar	*D10 10P*
8 25A	*11*	Ar	*Oakland, CA–Jack London Sq. (PT)*	● ⌂ ♿ ●	Dp	*9 45P*

Salinas • Monterey • Carmel

11	14	Connecting Train Number					11	14
5211	5214	Mile		Thruway Number	Symbol		5111	5114
11 50A	*6 40P*	*0*	Dp	*Salinas, CA –Amtrak Sta. (PT)*	● ♿	Ar	*11 30A*	*6 15P*
				Monterey, CA				
D12 25P	*D 7 15P*	*18*		*–Hyatt Regency*	♿		*R10 55A*	*R 5 30P*
D12 30P	*D 7 20P*	*19*		*–Marriott*	♿		*R10 30A*	*R 5 00P*
D12 33P	*D 7 23P*	*19*		*–Travelodge*	♿		*R10 15A*	*R 4 45P*
D12 35P	*D 7 30P*	*19*		*–Transit Plaza*	♿		*R10 40A*	*R 5 20P*
D12 45P	*D 7 35P*	*20*		*–Monterey Bay Aquar.*	♿		*R10 25A*	*R 4 55P*
1 10P	*7 45P*	*22*	Ar	*Carmel, CA (PT)*	♿	Dp	*10 00A*	*4 30P*

For details about train, station and baggage services, see pages 124-127

amtrak® system timetable

fall 2004 | winter 2005

EFFECTIVE NOVEMBER 1, 2004 - APRIL 200


PAID
acela
AMTRAK
www.amtrak.com

JOHN CRAPO TO IPACORP
07 NOV 2004
PART C

My exhibits

letter 27 Oct 2004
church letters ~~2 pp.~~ 3 pages

JJC [signature]

THE CHURCH OF
JESUS CHRIST
OF LATTER-DAY SAINTS

MEMBER AND STATISTICAL RECORDS DEPARTMENT
50 E North Temple Street, Rm. 1320
Salt Lake City, Utah 84150-5300

October 27, 2004

[illegible]HN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

[illegible]

[illegible] membership record [illegible] JOHN JENNINGS CRAP[illegible] is being held at Church headquarters because we cannot determine if you are this member and if this is your home address. Please mark the appropriate response and return this letter in the enclosed postage paid envelope, or call the number provided below to respond.

- Yes, I am this individual and I live at the address shown above.
- Yes, I am this individual but my current address is given below.
- [illegible]

If you are this individual and the address above is a PO Box or requires corrections, please complete the address portion below. Your reply will help us send your membership record to your correct ward or branch.

Street Address: ______________________________

City, State, Zip: ______________________________

Telephone number: (____) ______________________

Name of ward or branch you attend: ______________________

For help identifying your ward or branch and the Sunday meeting times for your area, please access the Church website at www.lds.org and view the topic "Other Resources" and then "Meetinghouse Locator."

Sincerely,

Member Services

Member and Statistical Records Department
1-800-453-3860, ext. 23500, Option 3

MI:rdh
[illegible]
[illegible]

THE CHURCH OF
JESUS CHRIST
OF LATTER-DAY SAINTS

MEMBER AND STATISTICAL RECORDS DEPARTMENT
50 E. North Temple St. Rm. 1320
Salt Lake City, Utah 84150-5300

RETURN SERVICE REQUESTED

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

IADTNMA 02140

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 4979 SALT LAKE CITY UT

POSTAGE WILL BE PAID BY ADDRESSEE

MEMBER LOCATION RM 1320
MEMBER AND STATISTICAL RECORDS DEPARTMENT
THE CHURCH OF JESUS CHRIST OF LATTER-DAY SAINTS
PO BOX 30700
SALT LAKE CITY UT 84130-9974

07 Nov 2004
PART D

INVestment - - - Symposium
Boston MA
08-10 Nov 2004

ONE Page

11/11/12

Investment Actuary Symposium/AFIR Colloquium and IAA Financial Risks Seminar
November 8-10, 2004
Hyatt Regency Boston Financial District
Boston, MA

ANNOUNCEMENTS

1. Reading materials, continental breakfasts, luncheons, reception, and refreshment breaks are included.

2. SCHEDULE OF EVENTS

See attached agenda for details

Lunch Menus

Monday, November 8	Tuesday, November 9
Traditional Caesar Salad	Baby Lettuce with Blue Cheese, Spiced Pecans and Raspberries with Raspberry Vinaigrette
Sauteed Breast of Chicken Tuscany	Baked Boston Scrod Topped with Light Lemon Dill Sauce
Fresh Vegetables and Chefs Selection of Starch	Steamed Seasonal Vegetables
Fresh Rolls and Sweet Butter	Citrus Thyme Rice or Steamed Baby Red Potatoes
North End Ricotta Pie	Fresh Rolls and Sweet Butter
Coffee, Decaffeinated Coffee and Assorted Teas	Apple Bavarian Tart
	Coffee, Decaffeinated Coffee and Assorted Teas

If you have any dietary restrictions necessitating a special meal and did not previously inform the Society office, either by phone or registration card, please make the request to the Society of Actuaries' representative before the conclusion of the morning break on Monday. Late requests may not be accommodated.

3. There is **NO SMOKING** allowed in any of the Society events. This includes the refreshment breaks, and luncheon, reception as well as all meeting sessions.

4. When leaving the meeting room for an extended period of time, please take valuables and personal belongings with you. Neither the Society nor the hotel can be held responsible for lost or stolen items.

5. You have been provided with a program evaluation form in your handout materials. You will be evaluating the seminar as a whole with regard to the presentation team, content, and general effectiveness of the program. Your evaluation assists us in providing effective educational programming in the future. Please take the time to fill out this valuable tool with your constructive comments and return it to the Society representative at the conclusion of the seminar.

Please also fill in the seminar number (#012) in the program number section of the form. These newly designed forms can accommodate blue and black ink as well as #2 pencils.

This program is approved for 9 hours PD credit.

JOHN CRAPO to IDACORP
07 Nov 2004

PART E
My exhibits

My letter to 22 pages
Greyhound Lines, etc
courtesy copy to
Mt Bay transit authy . . .
Chief of Police

[illegible]

: HOMELESS RTRD Stat Gov Svce EMPLOYEE
NON LLB, ET CETERA
PO Box 400151
CAMBRIDGE MA 02140-0002

06 November 2004

Page 1 of 1 CRAPO

Via Certified Mail
Return receipt requested

MR JOSEPH CARTER, Hon Chief of ~~Police~~ POLICE
MASSACHUSETTS BAY Transportation Authority ("MBTA") OFFICE of MBTA CHIEF of POLICE
STATE TRANSPORTATION BUILDING
8 STUART Street
Boston MA

Re: Copy my letter via CM RRR to Greyhound Lines, Inc officer, Corp. President, etc dated Nov 05 2004 and enclosures which I call to your attention

Dear Hon Chief of Police Hon Mister CARTER:

to call this matter to your attention takes lots & lots of my time, which I need to use to DO OTHER important things.

Yesterday you know was a very windy day & wind was strong

the ticket I found on platform of orange line outbound southerly at DOWNTOWN CROSSING I'M BRIEF) Write

I've written many letters and other such reports to MBTA, office of State Secretary of Transportation, Etc.

Sincerely

John Jennings Crapo, Pro Se
John J. CRAPO. Pro Se

Encl
JJC/jjc

HOMELESS SHAREHOLDER PROPONENT
NON LLB, NON M.S. IN S.S. ETC ET CETERA
PO BOX 400151
CAMBRIDGE MA 02140-0002

Nov. 06th (dark) ~~Nov. 05~~ 2004

VIA CERTIFIED MAIL
MAIL PIECE # 7004 1160
0000 6576 3967
Return Receipt Requested

ATTN PLEASE Corporation
PRESIDENT
MC. 1986
~~Attn please~~
GREYHOUND LINES, INC
PO BOX 660606
DALLAS TX 75266-0606
RE Ticket # 64525844, Mister Ricardo Torres
confirmation No 696005580 1
Date 05 NOV 2004 att 01:58 p 1318
TOTAL CASH $ 8.95 ET CETERA

Dear MISTRS PRESIDENT

I call to YOUR ATTENTION ENCLOSED TICKET OF MR TORRES - above DESCRIBED AND accompanying ENVELOPE TIME: 330 PM GATE 5 WHICH SEND YOU

My case has transferred UPON MY Motion to the U.S. TAX COURT which meets AT Boston MA.

C.C. with copy enclosure I send to CHF OF POLICE HON MR JOSEPH CARTER
MA BAY transportation authority
8 Stuart Strt
Boston MA 02116-3952 VIA CERTIFIED MAIL Return Receipt requested

A copy my letter of transmittal

MORE

REBOARD PASS 20
BOARDING #:

TORRES, RICARDO

05Nov04 03:30p

SCHD: GLI 1947

COUPON ORIG
BOSTON MA

COUPON DEST
WORCESTER MA

TKT DEST
WORCESTER MA

CONF#:6960055801
05Nov04 01:58p
SOLD AT: 00406
1 2 3 4 5 6 7

NETA 0043

GREYHOUND/PETER PAN POOL

FROM: BOSTON MA DEP: 05Nov04 03:30p
BOARDING #
TO: WORCESTER MA SCHED 1947 20
ARR-04:20p 05Nov04 OW ADULT

CANCELLATION FEE 15% WHEN VALID FOR REFUND

TICKET FOR SCHEDULE 1947/05Nov04

CONF#: 6960055801
00406 BOSTON MA
05Nov04 01:58p 1318
BOST017

FARE		$8.95
TAX		XX
TOTAL:		$8.95
CASH		
AC:		
CA/CA		
MILES:	39	39
COUPON	01 OF	01

TKT ORIG:BOSTON MA
TKT DEST:WORCESTER MA
TARIFF: GLI-PPP

0000875 001 01 29 64525844 5

PAID
CRAIG [illegible]

[illegible]

YOUR BAGGAGE MUST BE CLAIMED PROMPTLY ON ARRIVAL. STORAGE CHARGES WILL BE ASSESSED AND COLLECTED FOR LATE CLAIM OF BAGGAGE.

GREYHOUND LINES INC DALLAS, TEXAS

[illegible]

Greyhound

[illegible]

GREYHOUND LINES INC DALLAS TEXAS

CRAPO

2071

Note: Passengers ticket receipts must accompany baggage claims

Greyhound

SMOKING PROHIBITED

EL FUMAR PROHIBIDO

[illegible]

ONE WAY FARES LIMITED TO [illegible] DAYS. ROUND TRIP FARES LIMITED TO 1 YEAR. SPECIAL FARES LIMITED AS ENDORSED.

NOTICE: INTERSTATE BAGGAGE LIABILITY

[illegible]

PLACE YOUR NAME AND ADDRESS IN AND ON YOUR BAGGAGE

[illegible]

NOTICE: INTERSTATE EXPRESS LIABILITY (NOT NEGOTIABLE) SUBJECT TO TARIFF REGULATIONS/LIABILITY

[illegible]

PASSENGERS TRAVELING TO CANADA OR MEXICO MUST HAVE PROPER TRAVEL DOCUMENTS WHICH MAY BE CHECKED AT OR PRIOR TO BOARDING A SCHEDULE DEPARTING INTO CANADA OR MEXICO AND WHICH WILL BE REQUIRED FOR ENTRY INTO CANADA OR MEXICO.

LA TRANSPORTADORA [illegible] FUERA DE LOS ESTADOS UNIDOS [illegible]

AVISO SOBRE RESPONSABILIDAD DE EQUIPAJE INTERESTATAL

[illegible]

PONGA SU NOMBRE Y DIRECCION DENTRO DE SU EQUIPAJE

[illegible]

AVISO: RESPONSABILIDAD EXPRESA INTERESTATAL (NO NEGOCIABLE) SUJETA A LA RESPONSABILIDAD DE LAS REGULACIONES SOBRE TARIFAS

[illegible] *CONSECUENCIALES O INCIDENTALES* [illegible] *LOS PASAJEROS QUE VIAJAN A CANADA O MEXICO DEBERAN PORTAR LOS DOCUMENTOS DE VIAJE REQUERIDOS LOS CUALES PUEDEN SER* [illegible] *CANADA O MEXICO* [illegible]

GREYHOUND PACKAGE EXPRESS

Ship your packages by GREYHOUND PACKAGE EXPRESS and receive 25% off Express charges by presenting this coupon at time of shipping.

Coupon must be presented at the time of shipment processing and is not valid on collect or commercial charge account shipments. Coupon must be redeemed no later than 120 days from date of issuance. Coupon is not valid in conjunction with any other promotion or discount. Coupon valid only in the Continental United States. Other restrictions may apply.

Greyhound Package Express
Your Shipment Is Our Priority

Issued on 05Nov04 01:58p

NBTA 0043 GREYHOUND LINES, INC.

RECEIPT & ITINERARY ** NOT GOOD FOR TRAVEL **

FROM: BOSTON MA DEPART: Fri 05Nov04 CONF#: 6960055801
TO: WORCESTER MA TORRES, RICARDO ONE WAY/ADULT

*** CITY ***		ARRIVAL	LAYOVER	DEPARTURE	SCHEDULE	
BOSTON	MA			03:30p 05Nov04	PPP	1947
WORCESTER	MA	04:20p 05Nov04			PPP	1947

ADVANCE PURCHASE SUBJECT TO A $10 CHANGE OF ITINERARY FEE

FARE PAID: $8.95 CASH
TAX : XX CA/CA
INSURANCE: $0.00 DOC #:
EXCESS BAG: $0.00
EXCESS VAL: $0.00

001 00 79 64525844 5

00406 BOSTON MA
05Nov04 01:58p 1318
BOST017
** VOID IF DETACHED **

Emergency Exits

This bus has exit windows and roof hatches for use during an emergency. They are clearly marked on the sides and ceiling of the bus. Instructions on how to open are posted next to them. If an emergency evacuation becomes necessary, please follow the directions of your driver and exit the bus in an orderly manner.

5 of 7

CRAPO

Salidas de Emergencia

Este autobús tiene ventanillas de salida y puertas en el techo para usar durante una emergencia. Están claramente marcadas en los costados y el techo del autobús. Las instrucciones para abrirlas se encuentran junto a ellas. En caso que sea necesaria una evacuación de emergencia, siga las instrucciones del conductor y salga del autobús en forma ordenada.

Baggage Tips and Information

Two bags checked per adult ticket.
One bag checked per child ticket.
Carry-on baggage: two small bags - each up to 45 lbs. can be taken aboard. Carry-on baggage must fit overhead or under your seat.
Tag all baggage with a completed ID tag. Place a completed ID tag on the inside and on the outside of all bags.
No paper or plastic bags will be accepted for checked baggage.
Maximum size per piece of baggage cannot exceed 62" when you add together the 3 outside dimensions. Example: 20" tall + 30" long + 12" wide = 62". (Oversized baggage incurs added costs based on the distance traveled).
Excess baggage limit (Xpress baggage): five additional bags for each adult and each child ticket. (Additional baggage incurs added costs based on the distance traveled).
No single bag can weigh over 50 lbs. without additional charges. (Excessive weight incurs added costs based on the distance traveled. Maximum weight of any single bag cannot exceed 75 lbs.)

Información y consejos en materia de equipaje

Se pueden despachar **dos maletas (valijas)** con un pasaje de adulto.
Se puede despachar **una maleta (valija)** con un pasaje de niño.
Equipaje de mano: Se pueden llevar dos maletas o bolsos pequeños - hasta un máximo de 45 libras cada uno. Este equipaje debe caber en el compartimiento de arriba o debajo del asiento.
Marque todo el equipaje con una tarjeta de identificación. Coloque una tarjeta que contenga toda la información en la parte interior y exterior de todas las maletas.
No se pueden despachar bolsas de plástico o papel.
El tamaño máximo [illegible] 62" sumando las 3 medidas exteriores.
Ejemplo: 20" de alto + 30" de largo + 12" de ancho = 62". Para equipaje de mayor tamaño se paga un costo adicional en base a la distancia.
Límite al exceso de equipaje (equipaje Xpress): [illegible] por pasaje de adulto o de niño. Por el equipaje adicional se cobra un cargo extra en base a la distancia.
Por toda maleta que pese más de 50 libras se debe pagar un cargo adicional. (Por exceso de peso se cobra un costo adicional en base a la distancia. El peso máximo de cualquier pieza de equipaje no puede ser mayor de 75 libras.)

Baggage Liability Limitations

[illegible] TO EXCEED $250.00 PER ADULT FARE OR $125.00 PER CHILD FARE, [illegible] coverage may be purchased at the ticket counter to a maximum of $1,000.00 per passenger. Coverage does not cover valuable articles. Certain articles are not accepted as baggage. Ask agent for information. Storage charges will be assessed and collected for late claim of baggage. Passenger's original baggage [illegible] baggage claim.

Límite de responsabilidad en materia de equipaje

[illegible]

Greyhound Baggage Procedures

All baggage - Carry-on, checked and excess (Xpress) baggage must have a completed identification tag.
Keep your baggage with you at all times - Unaccompanied belongings are subject to search.
Boarding - Please take checked baggage to the side of the bus. An agent will load them for you. Stay with your baggage until it is loaded.
Baggage without an owner - Will not be loaded on a bus.
Transferring - Baggage will not be transferred for you. Please take all baggage with you. If changing buses, take checked baggage to the side of the new bus and wait until an agent loads it for you.
Final destination - On arrival at your final destination, please claim your baggage coach-side.

Normas establecidas por Greyhound para el equipaje

Todo el equipaje - Tanto el de mano, el declarado y a gun otro equipaje adicional (Xpress), debe tener una etiqueta identificatoria completa.
Tenga el equipaje consigo en todo momento - Los efectos personales que se dejen solos están sujetos a registro.
Embarque - Lleve el equipaje que despacha junto al autobús. Un agente lo cargará. Quédese junto al equipaje hasta que lo carguen.
El equipaje que no tenga dueño - No será cargado en un autobús.
Si hace transbordo - Equipaje no será transferido por nosotros de un autobús a otro. Lleve todo el equipaje consigo. Si cambia de autobús, lleve el equipaje que despacha junto al nuevo autobús y espere hasta que un agente lo cargue.
Destino final - Al llegar a su destino final, reclame el equipaje junto al autobús.

For Travel In The Northeast

Baggage will not be checked on Greyhound service over the following routes including all intermediate points within: New York-Boston; New York-Philadelphia; New York-Washington D.C.; New York-Albany-Montreal, PQ; New York-Syracuse-Buffalo; New York-Binghamton-Rochester-Buffalo; New York-Hartford-Springfield; Albany-Syracuse-Buffalo; Philadelphia-Baltimore-Washington D.C.
All baggage will be transported in the baggage compartments. Baggage will be limited to 2 pieces per adult ticket and 1 piece per child fare ticket. Excess baggage must be shipped as package express. All baggage must have an ID tag attached. GREYHOUND LINES, INC. IS NOT RESPONSIBLE FOR LOST OR MISPLACED BAGGAGE.

If Your Destination is to Canada or Mexico.

Passengers traveling to Canada or Mexico must have the proper travel documents. U.S., Canadian or Mexican citizens should have a birth certificate, passport or naturalization papers. If you are not a citizen of the U.S., Canada or Mexico, a passport is required. In certain cases a visa is required. These documents will be necessary and may be checked at or prior to boarding a bus for Canada or Mexico.

Si usted viaja a Canadá o México.

[illegible]

For Affordable Fares and Convenient Schedules,
Contact Greyhound at:
www.greyhound.com
1-800-231-2222 (English)
1-800-752-4841 (Passengers with Disabilities)
1-800-345-3109 (TDD/TTY)

Para conseguir boletos a precios accesibles y horarios convenientes, llame a Greyhound
www.greyhound.com
1-800-531-5332 (Español)
1-800-752-4841 (Pasajeros incapacitados)
1-800-345-3109 (TDD, TTY)

NO SMOKING ON GREYHOUND BUSES OR IN TERMINALS.
PROHIBIDO FUMAR EN LOS AUTOBUSES Y LOS CENTRALES DE GREYHOUND.

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PARA MÁS INFORMACIÓN ABRA LA SOLAPA

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Before You Travel

Special packing instructions - Leave the following items OUT of your checked baggage: all medicine, eyeglasses, tickets, books or magazines, or any material or items you may need while on the bus. You will not have access to checked baggage during your trip.

Special health Information - Keep a list of medications and/or special health conditions with you as you travel. Also keep any medications you will need to take during the trip with you and your carry-on items.

Antes de Viajar

Instrucciones especiales para empacar – Deje los siguientes artículos FUERA del equipaje que despacha: todo medicamento, anteojos, boletos, libros o revistas y cualquier otro material o artículos que pueda necesitar mientras esté en el autobús. Usted no tendrá acceso al equipaje despachado durante el viaje.

Información especial en materia de salud – Cuando viaje, lleve consigo una lista de sus medicamentos y/o problemas de salud. Asimismo, lleve con usted y su equipaje de mano cualquier medicamento que necesite tomar durante el transcurso del viaje.

A Few Ways Greyhound Can Make Your Next Trip Even Easier.

Tickets By Mail - Purchase your tickets and have them delivered right to your mailbox. Just call Greyhound at least ten days before your departure at 1-800-231-2222, or log on to www.greyhound.com. Credit card required.

Will Call Tickets - You can purchase your Greyhound ticket and have it waiting for you at the terminal the day you travel. Simply buy your ticket on line at www.greyhound.com or call 1-800-231-2222 up to two hours prior to departure. Dedicated Will Call ticket line is available at select locations. You can also buy a ticket for a friend or family member. Credit card required.

Prepaid Tickets - No credit card? You can still purchase a ticket for a friend or family member, no matter how far away they may be. Just stop by your nearest Greyhound terminal and ask for details.

Ticketing Requirements - Greyhound now requires that all tickets have travel dates specified at time of purchase. Children under two (2) years of age travel FREE on the lap of an accompanying ticketed adult.

Note: Fees apply on all special ticketing options above.

Algunas formas en que Greyhound puede hacer que su viaje le resulte aun mas fácil.

Boletos por correo - Compre sus boletos y recíbalos directamente en su domicilio. Simplemente llame a Greyhound, como mínimo diez días antes de partir, al 1-800-531-5332, o comuníquese vía Internet con www.greyhound.com. Se requiere tarjeta de crédito.

Boletos "Will Call" - Usted puede comprar su boleto de Greyhound y retirarlo en la terminal el día que viaja. Simplemente compre su boleto vía Internet en www.greyhound.com o llame al 1-800-531-5332 hasta dos horas antes del horario de partida. La línea para compra de boletos "Will Call" está disponible en determinados lugares. Usted también puede comprar un boleto para un amigo o familiar. Se requiere tarjeta de crédito.

Boletos pagados por anticipado - ¿No tiene tarjeta de crédito? Aun así puede comprar un boleto para un amigo o familiar sin importar cuán lejos se encuentre. Sólo tiene que ir a la terminal de Greyhound más cercana y pedir los detalles.

Requerimiento para la compra de boletos - Greyhound ahora exige que todos los boletos tengan la fecha de viaje impresa al momento de efectuarse la compra. Los niños menores de dos (2) años viajan GRATIS en la falda de un adulto que haya pagado el boleto.

Aviso: Todas las opciones especiales de compra de boletos mencionadas anteriormente están sujetas al pago de una tarifa.

"Zero Tolerance" policy in effect for violations of any law, rule, regulation or company policy, including:

- Rude, aggressive, or abusive behavior or language is prohibited on these premises or on the bus.
- All persons, their belongings and packages, are subject to being searched at any time.
- Alcoholic beverages, illegal substances, firearms, and weapons of any kind are strictly prohibited on these premises or on the bus.
- Soliciting or loitering is strictly prohibited on these premises or on the bus.

Política de "Cero Tolerancia" en vigencia para la violación de toda ley, norma, reglamentación o política de la compañía, incluyendo:

- Se prohíbe el comportamiento y el lenguaje grosero, agresivo o abusivo en estas instalaciones y en el autobús.
- Todas las personas, como así también sus pertenencias y bultos, están sujetos a inspección en cualquier momento.
- Las bebidas alcohólicas, substancias ilegales, armas de fuego y armas de todo tipo están estrictamente prohibidas en estas instalaciones y en el autobús.
- El hecho de solicitar favores y holgazanear está estrictamente prohibido en estas instalaciones y en el autobús.

ABOVE & BEYOND

When you see a Greyhound employee exceeding your expectations, someone who is truly going Above & Beyond the call of duty, please take time to tell us about it!

Cuando usted encuentre un empleado de Greyhound que excede las expectativas de clientes o empleados, un empleado que va Mucho Más Allá en el cumplimiento del deber ¡por favor tómese el tiempo para hacérnoslo saber!

Tell us what the employee(s) did to go Above & Beyond the call of duty.

Explique como el(los) empleado(s) fue(ron) Mucho Más Allá en el cumplimiento de su trabajo.

We appreciate your information.
Agradecemos su información.

Drop in Comment Box or Mail to:
Deposit en al Caja de Sugerencias o Envie al:

Greyhound Lines, Inc.
M.C. 1986
P.O. Box 660606
Dallas, TX 75266-0606

Thanks for Going Greyhound!
¡Gracias por viajar con Greyhound!

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TICKETS

TIME: 330PM

GATE: 5

9/11
CRAPO

1-800-231-2222
WWW.GREYHOUND.COM

 OP-9 (Rev. 9/04)

: Page two(02) of two(02)

NOV 06 2004

Mr J. J. CRAPO to GREYHOUND LINES, Etc

to MR CARTER I enclose here-in calling it to YOUR ATTENTION

J. J. CRAPO

Sincerely AND HASHLY I WRITE

John Jennings Crapo, Pro Se

John J. CRAPO. Pro Se

please put this IN Mur

recording Me a bus traveler

Encl:

CC VIA CMRRR

MBTA Hon CHF OF Police
STATE TRANSPORTATION
Building
8 STUART STR
BOSTON MA

JJC/jjc

MR JOHN J. CRAPO, PRO SE
Homeless TRAVELER, Non
LLB PO Box 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED

MASSACHUSETTS BAY TRANSPORTATION
AUTHORITY ("MBTA")
OFFICE OF MBTA CHIEF OF POLICE
STATE TRANSPORTATION BUILDING
8 STUART ST
BOSTON MA 02116-3952

MR JOHN J. CRAPO, PRO SE
Homeless TRAVELER, Non
LLB PO Box 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL

7002 1000 0005 6653 9895

7002 1000 0005 6653 9895

ADDRESS CORRECTION
REQUESTED

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To MASSACHUSETTS BAY TRANSPORTATION AUTHORITY ("MBTA") OFFICE OF MBTA CHIEF OF POLICE STATE TRANSPORTATION BUILDING
Street, Apt. No.; or PO Box No. 8 STUART ST
City, State, ZIP+4 BOSTON MA 02116-3952

...TED
...TION
POLICE
...ING

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MASSACHUSETTS BAY TRANSPORTATION AUTHORITY ("MBTA") OFFICE OF MBTA CHIEF OF POLICE
STATE TRANSPORTATION BUILDING
8 STUART ST
Boston MA 02116-3952

2. Article Number
(Transfer from service label) 7002 1000 0005 6653 9895

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Certified Mail Pr...

Certified Mail P

- A mailing receipt
- A unique identifier
- A signature upon
- A record of delive

Important Reminde

- Certified Mail ma
- Certified Mail is n
- NO INSURANCE valuables, please
- For an additional delivery. To obtain Receipt (PS Form fee. Endorse mail a duplicate return required.
- For an additiona addressee's auth endorsement "Re
- If a postmark on cle at the post receipt is not nee

IMPORTANT: Save

PS Form 3800, April 2

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

* Sender: Please print your name, address, and ZIP+4 in this box *

MR JOHN J. CRAPO. PRO SE. HOMELESS
TRAVELLER, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

JOHN J. CRAPO, PRO SE
HOMELESS
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

e for two years

rst-Class Mail® or Priority Mail®
nternational mail.
ED with Certified Mail. For
ed Mail.
e requested to provide proof of
se complete and attach a Return
applicable postage to cover the
ced'. To receive a fee waiver for
n your Certified Mail receipt is

stricted to the addressee or
or mark the mailpiece with the

esired, please present the arti-
postmark on the Certified Mail
in postage and mail.
t when making an inquiry.
ot available on mail

RETURN RECEIPT REQUESTED

GREYHOUND LINES, INC
M.C. 1986 ATTN PLEASE
CORP. PRESIDENT
PO BOX 660606
DALLAS TX 75266-0606

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To GREYHOUND LINES, INC M.C. 1986
ATTN PLEASE CORP. PRESIDENT
Street, Apt. No.; or PO Box No. PO Box 660606
City, State, ZIP+4 DALLAS Tx 75266-0606

See Reverse for Instructions

CERTIFIED MAIL

7004 1160 0000 6576 3967
7004 1160 0000 6576 3967

JOHN J. CRAPO, Pro SE
Homeless,
PO Box 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: GREYHOUND LINES, INC
M.C. 1986
ATTN PLEASE
CORP. PRESIDENT
PO Box 660606
DALLAS TX
75266-0606

2. Article Number
(Transfer from service label) 7004 1160 0000 6576 3967

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: GREYHOUND
LINES, INC
M.C. 1986
ATTN PLEASE
CORP. PRESIDENT
PO Box 660606
DALLAS TX
75266-0606

2. Article Number
(Transfer from service label) 7004 1160 0000 6576 3967

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. PRO SE, HOMELESS
HOMELESS
PO BOX 400151
CAMBRIDGE MA 02140-0002

: JOHN CRAPO to IDACORP
07NOV 2004
PART F
My exhibits
Honourably
U S Tax Courts
DKT#5376-04S
Notice setting case
for trial ~~22~~ 24 Jan
2005

8 pages

JJC/jjc

U N I T E D   S T A T E S   T A X   C O U R T
Washington, D.C. 20217

November 3, 2004

John Jennings Crapo
Petitioner,

v.

Docket No.: 5376-04S

CRAPO

COMMISSIONER OF INTERNAL REVENUE,
Respondent.

Trial At: Room 1013, Thomas P. O'Neil
Federal Building
10 Causeway Street
Boston, MA 02222

NOTICE SETTING CASE FOR TRIAL

The parties are hereby notified that the above-entitled case is set for trial at the Trial Session beginning on January 24, 2005 .

The calendar for that Session will be called at 10:00 A.M. on that date and both parties are expected to be present at that time and be prepared to try the case. YOUR FAILURE TO APPEAR MAY RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

Your attention is called to the Court's requirement that, if the case cannot be settled on a mutually satisfactory basis, the parties, before trial, must agree in writing to all facts and all documents about which there should be no disagreement. Therefore, the parties should contact each other promptly and cooperate fully so that the necessary steps can be taken to comply with this requirement. YOUR FAILURE TO COOPERATE MAY ALSO RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

If there are a number of cases to be tried, the Court will fix the time of each trial at the end of the calendar call. The Court makes every effort to suit the convenience of the petitioners in fixing trial times, but because of conflicting requests received from petitioners, the final determination of trial times must rest in the Court's discretion.

Lynne L. Glasser
Clerk of the Court

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

STANDING PRETRIAL NOTICE

To: Petitioners (Taxpayers) and Respondent (IRS) in the attached Notice Setting Case For Trial:

1. Status of the Court. The U.S. Tax Court hears disputes between taxpayers and the IRS. The Court is not a part of the IRS.

2. Settlement Conferences. Before the calendar call date, the parties should meet and try to settle the case. "Settle" means that all matters in dispute in the case have been resolved. Settlement documents should be signed by all parties or counsel and submitted to the Court before or at the call of the calendar.

3. Readiness for Trial. If the parties have not submitted to the Court signed settlement documents, the case will be called at the calendar call at the date and time set forth in the notice setting case for trial. The parties must be ready for trial at any time during the session, which may last as little as 1 day or as long as 2 weeks.

a. Cases will not be continued other than under exceptional circumstances.

b. Failure to appear may result in a dismissal of the case and a decision against the non-appearing party.

c. Within 2 weeks before the start of the trial session, the parties may jointly contact the judge's chambers to request a time and date certain for the trial. If practicable, the Court will attempt to accommodate the request.

4. Stipulation Agreement. The parties must enter into a written stipulation about all relevant facts and documents that are not in dispute. Failure or refusal by a party to stipulate may result in a finding against that party.

5. The Trial. The parties are responsible for presenting all evidence to the Court at the time of trial. Evidence consists of the stipulation, sworn testimony at trial, and any documentary evidence accepted by the Court as exhibits at the trial. Accordingly, the parties should bring to court all books and records, and any other documents on which they intend to rely.

The only opportunity for the parties to present their evidence to the Court is at the trial. Information or documents previously presented to the IRS are not before this Court. Therefore, at trial, the parties must present all documents and the testimony of all witnesses that they want the Court to consider in deciding the case, even though this evidence may have previously been presented to the IRS.

CRAPO

Dated: November 3, 2004

Clerk of the Court

UNITED STATES TAX COURT
Washington, D.C. 20217

November 3, 2004

John Jennings Crapo
Petitioner,

v. Docket No.: 5376-04S

COMMISSIONER OF INTERNAL REVENUE,
Respondent.

Trial At: Room 1013, Thomas P. O'Neil
Federal Building
10 Causeway Street
Boston, MA 02222

NOTICE SETTING CASE FOR TRIAL

The parties are hereby notified that the above-entitled case is set for trial at the Trial Session beginning on January 24, 2005 .

The calendar for that Session will be called at 10:00 A.M. on that date and both parties are expected to be present at that time and be prepared to try the case. YOUR FAILURE TO APPEAR MAY RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

Your attention is called to the Court's requirement that, if the case cannot be settled on a mutually satisfactory basis, the parties, before trial, must agree in writing to all facts and all documents about which there should be no disagreement. Therefore, the parties should contact each other promptly and cooperate fully so that the necessary steps can be taken to comply with this requirement. YOUR FAILURE TO COOPERATE MAY ALSO RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

If there are a number of cases to be tried, the Court will fix the time of each trial at the end of the calendar call. The Court makes every effort to suit the convenience of the petitioners in fixing trial times, but because of conflicting requests received from petitioners, the final determination of trial times must rest in the Court's discretion.

CRAPO

Lynne L. Glasser
Clerk of the Court

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

UNITED STATES TAX COURT
Washington, D.C. 20217

November 3, 2004

CRAPO

John Jennings Crapo
Petitioner,

v. Docket No.: 5376-04S

COMMISSIONER OF INTERNAL REVENUE,
Respondent.

Trial At: Room 1013, Thomas P. O'Neill
Federal Building
10 Causeway Street
Boston, MA 02222

NOTICE SETTING CASE FOR TRIAL

The parties are hereby notified that the above-entitled case is set for trial at the Trial Session beginning on January 24, 2005.

The calendar for that Session will be called at 10:00 A.M. on that date and both parties are expected to be present at that time and be prepared to try the case. YOUR FAILURE TO APPEAR MAY RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

Your attention is called to the Court's requirement that, if the case cannot be settled on a mutually satisfactory basis, the parties, before trial, must agree in writing to all facts and all documents about which there should be no disagreement. Therefore, the parties should contact each other promptly and cooperate fully so that the necessary steps can be taken to comply with this requirement. YOUR FAILURE TO COOPERATE MAY ALSO RESULT IN DISMISSAL OF THE CASE AND ENTRY OF DECISION AGAINST YOU.

If there are a number of cases to be tried, the Court will fix the time of each trial at the end of the calendar call. The Court makes every effort to suit the convenience of the petitioners in fixing trial times, but because of conflicting requests received from petitioners, the final determination of trial times must rest in the Court's discretion.

Lynne L. Glasser
Clerk of the Court

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

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Date: | Time:

☐ If checked, you or your agent must be present at time of delivery to sign for item

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Crapo

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. Check all that apply in section 3;
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You:

3. ☐ Redeliver *(Enter day of week)*:

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

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PORTER SQUARE POST OFFICE
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Delivery Address	at Retail Desk USPO 02140-9998

JJC/jjc

USPS

PS Form 3849, November 1999 *(Reverse)*

5293 0002 8430 3982

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date: 11-5

Sender's Name: 20217

We will redeliver or you or your agent can pick up. See reverse.

Item is at:

___ Post Office *(See back)*

Available for Pick-up After

Date: | Time:

☐ If checked, you or your agent must be present at time of delivery to sign for item

✓ Letter

___ Large envelope, magazine, catalog, etc.

___ Parcel

___ Restricted Delivery

___ Perishable Item

___ Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

___ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to do it)*

✓ Certified

___ Recorded Delivery

___ Firm Bill

___ Registered

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Article Number(s)

70025160000801772146

Notice Left Section

Customer Name and Address

J. Crapo

X 400157

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☐ Postage Due ☐ COD ☐ Customs

Amount Due

$

Delivered By and Date

— Final Notice: Article will be returned to sender on

PS Form 3849, November 1999

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CRAPO

~~JOHN J. CRAPO Jr~~ [illegible] to IDACORP
Nov Seventh (07th) 2004

PART 6
MY exhibits
Big-City Violence [illegible]
at IDAHO
Oct 29 2004
claims of sex abuse ... by
priests same day

2 pages

JJC / jjc

Iowa diocese to pay $9m to settle 37 claims of sex abuse by priests

PAID
CRAPO

Bankruptcy filing may be avoided; trials are averted

By Todd Dvorak
ASSOCIATED PRESS

DAVENPORT, Iowa — The Roman [illegible] Diocese of Davenport agreed to [illegible] million yesterday to settle 37 claims of sexual abuse by priests — a deal that would lift any immediate threat of bankruptcy.

The settlement averts a potentially [illegible] series of trials over the church's handling of abuse claims during [illegible] years.

"This has been a tragic time for our church," Bishop William Franklin said. "It is my prayer that true healing may now begin in the Diocese of Davenport."

The settlement, reached after weeks of negotiations, will be covered by insurance and [illegible] funds, Franklin said.

Before the settlement, the diocese had warned that it might file for bankruptcy, a step taken by [illegible] in [illegible] and Portland, Ore.

Franklin said it is unclear how the settlement would affect the diocese and the services it provides to its 102,000 parishioners.

Earlier this month, he announced layoffs and early resignations to trim diocese staff from 44 employees to 18.

He also mentioned selling church property, including a retirement home for priests.

"All I can say right now is we're looking at these possibilities," Franklin said. "[illegible] this, for the moment, puts bankruptcy aside."

Franklin declined to reveal the payment received by the diocese's insurer. In a court hearing this month, diocese attorneys calculated church assets at $10 million.

Franklin said he expects the diocese to be hit with more claims of abuse, which would make its financial situation uncertain.

He said the diocese agreed to provide stronger protections for children, including better monitoring of priests.

He noted that most of the claims date back to the 1950s and 1960s.

"Prior bishops are no longer living to explain their decisions," he said. "All I know for certain is that, in fact, we failed to protect children from harm. I am profoundly sorry and I express deep apology to the victims from the entire Catholic community."

Craig Levien, the attorney representing most of the victims, said the settlement will help heal the mental and emotional wounds caused by the priests' [illegible].

"[illegible] victims have suffered [illegible] marital, mental, and [illegible]," Levien said. "[illegible] victims have waited for vindication, validation, support, and closure."

The 37 claims target the past [illegible] of as many as 11 priests, three of whom were [illegible] named in the lawsuits.

The settlement was reached [illegible] the first of the cases was set [illegible] trial.

Levien said the settlement eliminates the diocese as a defendant in all the lawsuits, but that the claims remain against the priests accused of abusing the victims.

JOHN J. CRAPO. Pro Se, AA ABE

'Fifteen or 20 years ago, we used to have a homicide every three or four years, and now we have three or four every year.'

CHRIS ALLGOOD, *Caldwell police captain*


PAID
John J. CRAPO
AP FILE PHOTOS



At right, Orena Hernandez was comforted by her father, Ray, after learning her boyfriend, Sigmund Goode, was slain in a drive-by shooting Oct. 11 in Caldwell, Idaho. Above, the site of the shooting where Goode, 21, was fatally wounded.

Big-city violence invades farm town

Gunfire, gang conflict shatter community's atmosphere of security

By Bob Fick
ASSOCIATED PRESS

CALDWELL, Idaho — Gunfire and gang violence are alarming people in this farm town where the usual background noise is the chug of field machinery.

Since July, police have received more than 100 reports of shots fired in Caldwell, a town of 30,000 halfway between Boise and the Oregon line. Two young men have been killed and several more wounded in drive-by shootings. Police believe most of the violence is gang-related.

Authorities are increasing patrols, and for the first time, neighborhood watches are springing up in Caldwell, a community that for decades has typified small-town conservatism and the farmland work ethic. Many are asking themselves how big-city gang problems reached their quiet corner of the West.

"I can't let my kids go outside," said Maria Salenes. "I don't know what to do anymore. I'm so scared."

Gunfire has plagued Salenes' neighborhood in the past, but the trouble came too close on Oct. 11 when the 37-year-old mother of four heard a midday thump on her door. When she opened it, a man she did not know fell into her living room, mortally wounded in a drive-by.

"He was breathing real hard," she recalled. "He tried to tell me something, but it was his throat. He couldn't talk at all. I feel like nothing is safe."

Two men have been charged in the slaying of the man, Sigmund Goode, 21. The shooting was the fourth in a week in the mostly Hispanic neighborhood of working-class homes and tree-lined streets, where many people go home for lunch. It also follows the slaying of 22-year-old Carlos Chavez in August. No arrest has been made in that slaying.

For more than a century, Caldwell has been a hub for one of the most agriculturally productive counties in the nation. Hops, onions, potatoes, beans, sugar beets, and hybrid sweet-corn are grown here.

Thanks to a booming state economy, Caldwell's population has [illegible] percent in the past four years [illegible] 41 percent in the 1990s. [illegible] long history of Hispanic farm [illegible] migrating here every year to work the summer crops. But since the 19[illegible], more and more of the families have been settling here.

Police said gang activity, involving both young Hispanics and whites, has grown with the population.

Police Captain Chris Allgood said he has spent most of his 41 years in Caldwell and watched as the town slowly changed. "Fifteen or 20 years ago, we used to have a homicide every three or four years, and now we have three or four every year," he said.

More than 150 people turned out for a recent community meeting at the Hispanic Cultural Center.

"I want to make it an area where my children can go outside and play in the yard and not worry about getting shot," said Jennifer Bennett, 33. "We want to take back our neighborhood."

Police said their efforts have been hindered by witnesses and victims who are afraid to cooperate.

JJC/JJC

JOHN CRAPO to IPACORP
07 NOV 2004

MY exhibits
PART ~~G~~ H

2 pp

NATIONAL ELECTION
NOV 02, 2004, aftermath
and surrounding events
AND ASSOCIATED INFORMATION

JJC/JJC

The New York Times
NYT P1
WEDNESDAY, NOVEMBER 3, 2004

Page Two(02) of Two(2) Pgs.

PAID BY John J. CRAPO

OHIO

Ohio Precincts Stay Open, Delaying Count And Outcome

By JAMES DAO and FORD FESSENDEN

COLUMBUS, Ohio, Nov. 2 — Many precincts in Ohio continued to accept waiting voters long after they were supposed to close on Tuesday night, delaying the count and leaving the fate of the state's critical electoral votes up in the air.

A state judge issued an order for election boards to use paper ballots if necessary to make sure everyone waiting could vote. Voting continued in some places at 10 p.m., though the polls were scheduled to close at 7:30.



Colin L. Powell, Secretary of State Department of State, 2201 C Street, N.W. Washington, DC 20520; born April 5, 1937 in New York, NY. Married Aug. 25, 1962, to Alma V. Johnson. Three children.

Education: City College of New York [illegible] George Washington University, Washington, DC, 1969–71 [illegible] National War College, Fort Lesley J. McNair, Washington, DC, 1975–76.

Military Service: commissioned 2LT, U.S. Army in 1958; advanced to the rank of GEN in 1989; retired in 1993.

Career-record: active duty assignments include 1976-77, Commander, 2d Brigade, 101st Airborne Division; 1977-81, Senior Military Asst. to the Deputy Secretary of Defense; 1981-82, Assistant Division Commander, Fort Carson, CO; 1982-83, Deputy Commander, Fort Leavenworth, KS [illegible] Senior Military Assistant to the Secretary of Defense, 1983-86 [illegible] U.S. Army Europe, 1987 [illegible] 1987-89, Assistant to the President for National Security Affairs; 1989, Commander in Chief, Forces Command, Fort McPherson, GA; 1989-93, Chairman [illegible] of Staff, The Pentagon, Washington, DC.

Publications: My American Journey, 1995.

Awards: [illegible] awards and decorations include Legion of Merit, Bronze Star, Air Medal, Purple Heart. Other awards include White House Fellowship, 1972-73 [illegible] Medal of Freedom; named honorary Knight Commander, Most Honorable Order of the Bath, Queen Elizabeth II, 1993.

Member: [illegible]

Religion: Episcopalian.

PAID BY J. J. CRAPO

LEGAL ADVISER

Responsibility: principal adviser to the Secretary and, through the Secretary, to the President on all matters of international law arising in the conduct of U.S. foreign relations. The Legal Adviser also provides general legal advice and services to the Secretary and other officials of the Department on matters with which the Department and [illegible] are concerned.

State: Main State Department Building, 2201 C Street, N.W., Washington, DC 20520-6419
SA-4: 2430 E Street, N.W., Washington, DC 20037-2800
SA-6: 1701 N. Fort Myer Drive, Arlington, VA 20522-0602
SA-44: 301 4th Street, S.W., Washington, DC 20547

William H. Taft IV ★ E	Legal Adviser	State / 6423	202-647-9598

Idaho	31%	113,444 (70%)	45,739 (28%)	0 (0%)	+42	+40	4	0	0
North Dakota	83%	143,192 (63%)	78,843 (35%)	2,806 (1%)	+28	+28	3	0	0
South Dakota	75%	156,740 (60%)	98,330 (38%)	2,878 (1%)	+22	+23	3	0	0
Wyoming	76%	131,031 (67%)	60,026 (31%)	2,221 (1%)	+36	+40	3	0	0

Office of Analysis for Terrorism, Narcotics, and Crime

Mark Steinitz (SES)	Director	State / 6510	202-647-9035

OHIO

http://www.ohio.gov

Switchboard .... A/C 614 466-2000

OFFICE OF THE GOVERNOR

http://www.ohio.gov/gov
Vern Riffe Center, 77 S High St, 30th Fl / Columbus, OH 43215-6108
Fax: 614-466-9354

GOVERNOR .... Bob A Taft (R) .... A/C 614 466-3555
governor.taft@das.state.oh.us

01491	Elections Dir	Dana Walch	
01492	Chief Information Officer (CIO)	Joseph Leonf	728-5381
01493	Assistant Secretary of State and General Counsel		466-1590
01494	Legislative Affairs Dir	Monty Lobb	752-2450
		David Kennedy	728-5540

From John J. CRAPO
PRO SE
#30#
JJC/jjc

Idaho		26%
□ Mike Crapo, R*	122,657	99%
Scott McClure, D	635	1%

Illinois		83%
■ Barack Obama, D	2,884,148	71%
Alan Keyes, R	1,046,730	26%
Albert Franzen, I	61,430	2%
Jerry Kohn, LT	54,130	1%

COLORADO

Electoral Vote Redistribution Is Defeated

By KIRK JOHNSON

DENVER, Nov. 2 — Voters overwhelmingly rejected a ballot proposal on Tuesday that would have made Colorado the first state to replace the winner-take-all distribution of Electoral College votes in presidential elections with a proportional system based on the popular vote.

The measure, Amendment 36, would have meant that candidates, beginning with this election, would split the state's nine electoral votes, so that a candidate receiving, say, 33 percent of the popular vote would also get one-third of the Electoral College total, or three votes.

OHIO

PAID

Precincts in ~~Ohio Stay~~ Open Late, Delaying Count and Throwing Outcome in Doubt

PAID



Andrea Mohin/The New York Times

In Cleveland at 6 a.m., workers gathered in the rain before going door to door to help people get to the polls.

Ohio		76%
Eric Fingerhut, D	1,454,976	36%
□ George Voinovich, R*	2,601,909	64%

Dear Persons
here at
Pine Stret INN,
Et Cetera
AND
Homeless Men's
~~Shelp~~
Shelter

I call this
to your
attention

Sincerely
JOHN J. CRAPO
Page one (01)
of two (02) Pages

JJC/jjc